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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

MDI ENTERTAINMENT, INC.
(Name of Subject Company)

MDI ENTERTAINMENT, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

552685109
(CUSIP Number of Class of Securities)

Steven M. Saferin
Chief Executive Officer and President
MDI Entertainment, Inc.
201 Ann Street
Hartford, Connecticut 06103
(860) 527-5359
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies to:

Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017
(212) 935-3000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is MDI Entertainment, Inc., a corporation formed under the laws of the State of Delaware ("MDI" or the "Company"). The address of the principal executive offices of the Company is 201 Ann Street, Hartford, Connecticut 06103. The telephone number of the principal executive offices of the Company is (860) 527-5359.

        The title of the class of securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the "Common Stock"). As of November 19, 2002, there were 11,814,329 shares of Common Stock outstanding, 1,165,833 shares of Common Stock issuable upon exercise of outstanding stock options of the Company and 2,408,656 shares of Common Stock issuable upon exercise of outstanding warrants of the Company.

Item 2.    Identity and Background of Filing Person.

        This Schedule 14D-9 is being filed by the subject company, MDI Entertainment, Inc. The contact information for the Company is listed in Item 1 above.

        This Schedule 14D-9 relates to the cash tender offer by Blue Suede Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Scientific Games International, Inc., a Delaware corporation ("Parent"), as disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser and Parent (as amended or supplemented from time to time, the "Schedule TO"), dated November 26, 2002, offering to purchase all outstanding shares of the Common Stock (the "Shares") at a purchase price of $1.60 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 26, 2002 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer"). The Offer is described in the Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission ("SEC") on November 26, 2002.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 19, 2002, by and among Parent, the Purchaser and the Company (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that, following the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"). Following the effective time (the "Effective Time") of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, or the Company or any of their respective subsidiaries) will be converted into the right to receive the Offer Price and the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

        The Purchaser was organized by Parent to acquire the Company and has not conducted any unrelated activities since its organization. As set forth in the Schedule TO, the principal executive offices of both Parent and Purchaser are located at 1500 Bluegrass Lakes Parkway, Alpharetta, Georgia 30004, and the telephone number for both Parent and Purchaser is (770) 664-3700.

        All information contained in this Schedule 14D-9 or incorporated herein by reference concerning the Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided for inclusion herein by the Purchaser or Parent or obtained from reports or statements filed by the Purchaser or Parent with the SEC, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Item 3 or incorporated in this Schedule 14D-9 by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (a) the Company's executive officers, directors or affiliates; or (b) Purchaser's executive officers, directors or affiliates. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement that is attached as Annex A to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 under the Exchange Act in connection with Parent's right (after the closing of the Offer) to designate persons to be appointed to the Company's Board of Directors (the "Board") other than at a meeting of the stockholders of the Company. In considering the recommendations of the Board, the Company's stockholders should be aware that certain members of the Board and certain of the Company's officers have interests in the Merger and the Offer that are described in this Schedule 14D-9 and in the Information Statement incorporated by reference in this Schedule 14D-9. These interests may present them with conflicts of interest.

  The Merger Agreement

        The summary of the material terms of the Merger Agreement and the statement of the conditions to the Offer in Section 13 "The Merger Agreement and Other Agreements" and Section 14 "Certain Conditions of the Offer," respectively, of the Offer to Purchase are incorporated in this Schedule 14D-9 by reference. The summary and description of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

  Stock Purchase Agreement

        Steven M. Saferin, the Company's President, Chief Executive Officer and a director, who in the aggregate holds voting and dispositive power with respect to an aggregate of 3,695,169 Shares and holds options to purchase 250,000 Shares, immediately following the execution and delivery of the Merger Agreement entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated November 19, 2002, with Parent and the Purchaser. Pursuant to the Stock Purchase Agreement, Mr. Saferin has agreed, among other things, to sell the Shares held by him to the Purchaser at a purchase price of $1.40 per share, aggregating $5,173,236.60, within five business days after the closing of the Offer, any extension thereof and any subsequent offering period, for a price of $1.40 per Share and to refrain from tendering the Shares pursuant to the Offer. In addition, all options to purchase Shares held by Mr. Saferin will be cancelled and he will receive from Purchaser an amount equal to the excess of $1.40 over the exercise price of each such option, aggregating $242,750. Mr. Saferin also granted to Parent the right to vote his shares in connection with the Merger pending the closing of the purchase of his shares under the Stock Purchase Agreement.

        The more detailed description of the Stock Purchase Agreement included in Section 13 "The Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated in this Schedule 14D-9 by reference. The summary and description of the material terms of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

  Mutual Confidentiality and Non-Disclosure Agreement

        On March 26, 2002, the Company and Parent entered into a mutual confidentiality and non-disclosure agreement (the "Confidentiality Agreement"), effective as of February 26, 2002, in connection with the consideration of a possible negotiated transaction regarding the acquisition by Parent of the outstanding capital stock of the Company. Under the agreement, for a period of three years, Parent agreed to keep confidential any non-public information concerning the Company and the Company agreed to keep confidential any non-public information concerning Parent. The summary and description of the material terms of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

  Strategic Alliance Agreement

        On September 21, 1999, the Company entered into a Strategic Alliance Agreement (the "Strategic Alliance Agreement") with Parent, whereby Parent's sales and marketing staff would market the Company's products to Parent's customers in exchange for a sliding scale commission based on gross sales volume. In addition to the strategic alliance, Parent purchased $750,000 of convertible debentures which were subsequently converted into 375,000 shares of Common Stock at a price of $2.00 per share, and also purchased 333,333 shares of Common Stock from Mr. Saferin. In addition, William Malloy, Scientific Games Holding Corp.'s Chief Executive Officer and President until September 6, 2000, joined the Company's Board of Directors. Mr. Malloy was a consultant to Scientific Games pursuant to a consulting agreement until its expiration in September 2002. The summary and description of the material terms of the Strategic Alliance Agreement is qualified in its entirety by reference to the Strategic Alliance Agreement Agreement, which has been filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Effects of the Offer and the Merger under the Company's Option Plans and Certain Other Agreements Between the Company and its Directors and Executive Officers

        Steven M. Saferin, the Company's President, Chief Executive Officer and a director, has interests in the transactions contemplated by the Merger Agreement that are in addition to his interests as a Company stockholder generally as described more fully below in this Item 3. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement. In addition, the Board resolved to reimburse Mr. Saferin for his expenses relating to such transactions upon certain conditions.

  Employment and Severance Benefits Agreement

        On November 19, 2002, Steven M. Saferin entered into an Employment and Severance Benefits Agreement with Parent and Purchaser (the "Employment Agreement"). Pursuant to the agreement, Mr. Saferin's title with the Parent will be Senior Vice President-MDI and he will also be the President and Chief Executive Officer of the Surviving Corporation. The agreement commences on the date of consummation of the Offer (the "Commencement Date") and expires on December 31, 2005. The agreement provides for an annual base salary of $250,000, subject to annual review by the board of the Parent and raises each year by an amount equal to the percentage increases in base salary generally provided to the executive officers of the Parent (the "Base Salary"). In calendar year 2003 and thereafter, Mr. Saferin shall be eligible for annual performance bonuses of up to 50% of his Base Salary based on the attainment of performance objectives established by the board of directors of the Parent and Mr. Saferin's contributions to the attainment of those objectives. In addition, the agreement states that after the closing of the Offer, Mr. Saferin is entitled to receive a bonus of $125,000 for services provided to the Company in 2002 prior to, and in connection with, the Offer.

        Pursuant to the agreement, Mr. Saferin is eligible to be considered for an annual grant of stock options entitling him to purchase shares of Scientific Games Corporation common stock. In addition, the Parent will recommend to its Compensation Committee that Mr. Saferin be granted, as of the Commencement Date, options to acquire 100,000 shares of Class A Common Stock of Scientific Games Corporation; such options to be awarded pursuant to a stock option award agreement of Parent containing the same terms as are generally applicable to other executive officers of the Company. The Parent has also agreed to reimburse Mr. Saferin for certain expenses incurred in relocating from Fort Worth, Texas, to Atlanta, Georgia.

        Either party may terminate the agreement on sixty days' prior written notice or upon the occurrence of certain events constituting cause or constructive termination. In the event the agreement is terminated without cause or for constructive termination, Mr. Saferin would be entitled to: (i) a lump sum severance payment equal to Mr. Saferin's annual Base Salary, to the extent that such Base Salary has not previously been paid through such date and any bonus or award payments theretofore made to Mr. Saferin; plus (ii) that pro rata portion of any bonus or award which would have been payable to Mr. Saferin had Mr. Saferin remained in employment with the Parent during the entire year in which the date of termination occurred; plus (iii) (a) if such termination without cause or constructive termination occurs after the date of the Employment Agreement, but on or prior to the date of the first anniversary thereof, a sum each month for a period of three years after the date of termination equal to one-twelfth of Mr. Saferin's Base Salary then in effect; or (b) if such termination without cause or constructive termination occurs after the date of the first anniversary of the Employment Agreement, but on or before the date of the second anniversary thereof, a sum each month for a period of two years after the date of termination, equal to one-twelfth of Mr. Saferin's Base Salary then in effect; or (c) if such termination without cause or constructive termination occurs after the date of the second anniversary of the Employment Agreement but on or before the date of the third anniversary thereof, a sum each month for a period of one year after the date of termination, equal to one-twelfth of Mr. Saferin's Base Salary then in effect; plus (iv) with certain exceptions, the continuation of life, accident, medical and dental insurance benefits.

        If Mr. Saferin is terminated because of disability, he is entitled to 12 months' Base Salary, the continuation of medical and other benefits and a ratable portion of bonuses earned through the date of termination.

        If Mr. Saferin terminates his employment voluntarily, subject to certain limited exceptions, he shall not be entitled to any severance pay or severance benefits, but shall be entitled to all other consideration, compensation and reimbursement otherwise due to him under the terms of the agreement but only through the date of such termination. The agreement also contains customary provisions with respect to benefits, reimbursement of expenses, and confidentiality.

        The summary and description of the material terms of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement, which has been filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

  Non-Competition Agreement

        On November 19, 2002, Steven M. Saferin entered into a Non-Competition Agreement (the "Non-Compete Agreement") with the Parent. The term of the agreement begins on the date of the consummation of the Offer and expires on December 31, 2005 (the "Term"). In addition, the agreement contains an additional period of restriction consisting of the period of time equal to the Term plus the period equal to the longer of either (i) one year after termination of the agreement for any reason, or (ii) any period after the Term during which Mr. Saferin receives any compensation or other remuneration (including any severance benefits payments) from the Parent or its affiliates (the "Restricted Period"). Until the Term expires, Mr. Saferin's non-compete obligation applies to any geographical area in the United States in which Parent or its affiliates has business or operations which are performed, supervised by or assisted in by Mr. Saferin, or in which Parent or its affiliates have customers or have actively sought prospective customers, in each case, with whom Mr. Saferin has or had material contact while employed by Parent or any of its affiliates. After the Term and during the remainder of the Restricted Period, this obligation shall apply to any geographical area in the United States in which the Parent or any affiliate thereof (i) either continues to have business or operations or previously had business or operations within five years prior to the end of the Term, which, in each case, were performed, supervised by or assisted in by Mr. Saferin, or (ii) had customers within such five-year period or had actively sought prospective customers, in each case, with whom Mr. Saferin had material contact within five years prior to the end of the Term.

        Pursuant to the agreement, Mr. Saferin has agreed that he will not: (i) during the Term, engage in any business that is competitive with the Company or its affiliates; (ii) during the Term, recruit or hire, or attempt to recruit or hire, any employee who is employed by the Parent or its affiliates; (iii) after the Term and during the remainder of the Restricted Period, recruit or hire or attempt to recruit or hire, any employee who is employed by the Parent or its affiliates to become an employee of any other person or entity whose products or services compete with those of the Parent or its affiliates; (iv) during the Term, solicit, entice or induce any customer or potential customer of the Parent or its affiliates to become a customer of any person or entity whose products or services compete with those of the Parent or its affiliates; and (v) after the Term and during the remainder of the Restricted Period, solicit, entice or induce any customer as of the end of the Term or as of any date during the Term, to become a customer of any person or entity whose products or services compete with those of the Parent or its affiliates.

        The summary and description of the material terms of the Non-Compete Agreement is qualified in its entirety by reference to the Non-Compete Agreement, which has been filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

  Treatment of Stock Options

        The Merger Agreement provides that, as of the Effective Time, each outstanding stock option, stock equivalent right or right to acquire Shares (a "Company Option" or "Company Options") granted under the Company's 1998 Stock Option and Award Plan (collectively, the "Option Plans") or any Non-Plan Option Agreements, whether or not then exercisable or vested, will be, immediately prior to the Effective Time, cancelled. In consideration of such cancellation, Parent will, or will cause the Surviving Corporation to, promptly following the Effective Time, pay to such holders of Company Options, an amount equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such Option and (ii) the number of Shares subject to such Options. As of the Effective Time, the Option Plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Company subsidiary will be cancelled. The summary of the treatment of the stock options under the Merger Agreement included in Section 13 "The Merger Agreement and Other Agreements" of the Offer to Purchase is incorporated in this Schedule 14D-9 by reference.

  Severance Arrangements

        Pursuant to an employment agreement (the "Przysiecki Employment Agreement") dated April 30, 1996, as amended, by and between Media Drop-In Productions, Inc. ("MDIP"), Kenneth Pryzysiecki and Steven Saferin, upon a change of the majority ownership of MDIP, Mr. Prysiecki shall be entitled to receive as severance pay an amount equal to one year of Mr. Przysiecki's current base salary, plus any incentive compensation earned by Mr. Przysiecki prior to the date of the change in majority ownership. In addition, pursuant to Section 4(b)(ii) of the agreement, in the event that during the term of Mr. Przysiecki's employment, there occurs either (i) a sale of all or substantially all of the assets of

MDIP (an "Asset Sale"), (ii) the sale by Mr. Saferin of more than one-half of all of the capital stock owned by Mr. Saferin in MDIP, or (iii) a merger or consolidation to which MDIP is a party with a party other than another entity controlled by Mr. Saferin, then Mr. Przysiecki shall be entitled to an additional bonus in an amount equal to either (X) five percent (5%) of the gross cash consideration received by MDIP in any Asset Sale or (Y) in the event of a transaction described in (ii) or (iii) above, five percent (5%) of the cash consideration received by Mr. Saferin in connection with the transaction. The summary and description of the severance provisions of the Przysiecki Employment Agreement are qualified in their entirety by reference to the Przysiecki Employment Agreement, which has been filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

        Pursuant to a letter agreement (the "Przysiecki Letter Agreement"), dated November 19, 2002, by and among Mr. Przysiecki, Mr. Saferin and the Company, each of Mr. Przysiecki, Mr. Saferin and the Company acknowledged and agreed that all amounts currently due, or becoming due at any time in the future, to Mr. Przysiecki under Section 4(b)(ii) of Mr. Przysiecki's employment agreement are the personal responsibility of Mr. Saferin and such expenses or costs shall not be borne by the Company or the Parent or any of their affiliates. The summary and description of the Przysiecki Letter Agreement is qualified in its entirety by reference to the Przysiecki Letter Agreement, which has been filed as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

  Amendment to Consulting Agreement with 1010 Productions, Inc.

        On November 19, 2002, MDIP, 1010 Productions, Inc. ("Consultant"), and the Company entered into Amendment No. 2 to the First Amended and Restated Consulting Agreement between MDIP, the Consultant, and the Company (the "1010 Consulting Agreement Amendment"). Pursuant to the terms of such amendment, Consultant consented to the assignment of such agreement from MDIP to Parent or any of its affiliates and agreed to the substitution of Parent in the place of MDIP under the 1010 Consulting Agreement. In addition, pursuant to the amendment: (i) any failure by the Company to obtain the assumption of the 1010 Consulting Agreement by any successor party would no longer constitute "good reason" to terminate the agreement; (ii) Parent is no longer required to satisfy all payment obligations due to the Consultant (even if such payments are not yet due) upon an assignment of the 1010 Consulting Agreement in connection with a sale of all or substantially all of the assets of Parent; and (iii) the 1010 Consulting Agreement may not be assigned, sold or otherwise conveyed by the Consultant without the express written consent of Parent. The president and sole stockholder of the Consultant is Linda Kesterson Saferin, a former employee, officer and director of MDIP and the spouse of Steven M. Saferin, President and Chief Executive Officer of the Company. The summary and description of the material terms of the 1010 Consulting Agreement Amendment is qualified in its entirety by reference to the 1010 Consulting Agreement Amendment, which has been filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

Effects of the Offer and the Merger With Respect to the Company's Board of Directors

  Director and Officer Indemnification

        For a period of six (6) years after the Effective Time, the certificate of incorporation and the by-laws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability no less favorable than the provisions set forth in the Company's certificate of incorporation and by-laws on the date of the Merger Agreement, which provisions, so long as the Company maintains its corporate existence and is a direct or indirect subsidiary of Parent, will not be amended, repealed or otherwise modified in any manner that in the aggregate would have a material adverse affect on the rights thereunder of individuals who on or prior to the Effective Time were directors, officers or employees of the Company or its subsidiaries and were entitled to indemnification under the Company's certificate of incorporation and bylaws, unless such modification is required by law.

  Insurance

        In addition, Parent will cause the Company to maintain in effect directors' and officers' liability insurance covering the Indemnified Parties on terms no less favorable than those applicable as of November 19, 2002. Parent's obligation to cause this insurance to be maintained extends for six years after the Effective Time, but Parent is not required to expend annually in excess of 150% of the annual premium currently paid by the Company for the year ended December 31, 2001 for such coverage. If the annual insurance premium exceeds this threshold, Parent will cause the Company to purchase a policy with the best coverage reasonably available, in the reasonable judgment of the board of directors of the Parent, for a cost up to but not exceeding this threshold but such coverage in no event need be more favorable than that then afforded by Parent to its own executive officers and directors.

        For additional discussion of the indemnification and insurance provisions of the Merger Agreement, see Section 13 "The Merger Agreement and Other Agreements" in the Offer to Purchase, a copy of which is incorporated by reference herein. The summary of the provisions of the Merger Agreement pertaining to directors' and officers' indemnification and insurance contained in the Offer to Purchase, which describes the material terms of the provisions of the Merger Agreement pertaining to directors' and officers' indemnification and insurance, is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation

  Recommendation of the Board of Directors

        At a meeting held on October 3, 2002, and reaffirmed at a meeting held on November 18, 2002, the Board unanimously determined that the Merger Agreement, including the Offer, the Merger and the transactions contemplated by the Merger Agreement, were fair to and in the best interests of, the Company and its stockholders and voted to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer.

        The Board's recommendation is based in part on the oral opinion delivered by Peter J. Solomon and Company Limited ("Peter J. Solomon") to the Board of Directors on both October 2, 2002 and November 18, 2002 and confirmed in writing on November 19, 2002 to the effect that, as of such dates, and based on and subject to the matters described in the opinion, the $1.60 per Share cash consideration to be received by the holders of the Common Stock in the proposed transaction was fair, from a financial point of view, to such stockholders. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Peter J. Solomon, is set forth in Annex A to this Schedule 14D-9.

        A letter to the Company's stockholders communicating the Board's recommendation is filed as Exhibit (a)(1), and is incorporated herein by reference.

  Background of the Offer and the Merger

        The following information was prepared by Parent, the Purchaser and the Company. Information about the Purchaser and Parent was provided by the Parent and Scientific Games Corporation ("Scientific Games"), the parent corporation of Parent, and the Company does not take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which the Company or its representatives did not participate.

        In the summer of 1999, William G. Malloy, who at the time was the President and Chief Executive Officer of Scientific Games Holdings Corp., and Steven M. Saferin, the Company's President and Chief Executive Officer, first exchanged telephone calls to discuss the possibility of a strategic relationship between the two companies. After examining various potential alternatives, in September 1999, the Company entered into a Strategic Alliance Agreement with Scientific Games, Inc. (now known as Scientific Games International, Inc.), a wholly owned subsidiary of Scientific Games Holdings Corp., whereby Scientific Games' sales and marketing staff would market the Company's products to Scientific Games' customers in exchange for a sliding scale commission based on gross sales volume. In addition to the strategic alliance, Parent purchased $750,000 of the Company's convertible debentures which were subsequently converted into 375,000 shares of Company common stock at a price of $2.00 per common share, and also purchased 333,333 shares of Company common stock from Mr. Saferin at a price of $1.50 per share. In addition, Mr. Malloy joined the Company's Board of Directors. Scientific Games Holdings Corp. was subsequently acquired by Autotote Corporation on September 6, 2000. Subsequent to such acquisition, Autotote changed its name to Scientific Games Corporation. Upon the acquisition of Scientific Games by Autotote, Mr. Malloy became a consultant to Scientific Games pursuant to a consulting agreement which expired in September 2002. Mr. Malloy did not perform any services as a consultant for Scientific Games in connection with either the terminated transaction (described below) or the current transaction. Due to the existence of the consulting agreement, Mr. Malloy recused himself from all portions of Company Board meetings and discussions relating to proposed transactions with Scientific Games until the expiration of such consulting agreement. Accordingly, Mr. Malloy did not participate in the Company's Board deliberations or votes regarding the pending acquisition of the Company by Scientific Games, nor was he privy to most of the correspondence or other communications with respect to the proposed transaction until after the expiration of his consulting agreement.

        In the summer of 2001, Lorne Weil, Chairman, President and Chief Executive Officer of Scientific Games, and Steven M. Saferin, the President, Chief Executive Officer and a director of the Company, had a series of conversations and meetings to discuss potential expansion of the relationship between their respective companies, including a possible business combination between the two companies. Mr. Weil and Mr. Saferin discussed the companies' histories, relevant operational issues, stockholder bases and key employees. Mr. Weil discussed a proposal pursuant to which Scientific Games would be willing to acquire the Company's stock.

        From time to time over the next year, there were informal discussions but no agreement was ever reached as to material terms or price. In early February 2002, Mr. Weil, Mr. Saferin and certain officers and advisers of their respective companies agreed to meet to determine whether an agreement for a possible transaction could be reached.

        On February 14, 2002, the Board of Directors of Scientific Games (the "Scientific Games Board") held a regular meeting at its offices in New York and by conference telephone. At the meeting, Mr. Weil led a discussion regarding a proposed acquisition by Scientific Games of the Company. After a detailed review and discussion of the relevant issues relating to the Company, the Scientific Games Board authorized pursuit of negotiations with the Company regarding a possible merger, and/or purchase transaction, subject to final approval by the executive committee of the Scientific Games Board.

        On February 18, 2002, Mr. Weil and representatives of Scientific Games and Mr. Saferin and Kenneth Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Company's legal counsel, met in New York to discuss a possible transaction between the companies. At the meeting, Mr. Weil indicated that Scientific Games had determined to enter the license themed lottery business one way or another, either by acquisition or independently. Following the meeting and subject to, among other things, its due diligence investigation, Scientific Games proposed a stock-for-stock merger, and a draft of a letter of intent relating to a proposed transaction was subsequently distributed among the parties.

        In mid-February 2002, the Company contacted Peter J. Solomon Company Limited for financial advice as to the foregoing. The Company and Peter J. Solomon later entered into a formal engagement letter on March 14, 2002 pursuant to which Peter J. Solomon was retained as the Company's financial advisor.

        On February 21, 2002, the Executive Committee of the Scientific Games Board met in New York and by conference telephone in part to discuss Scientific Games' potential acquisition of the Company. After discussion, the Scientific Games Executive Committee unanimously authorized Mr. Weil and other appropriate Scientific Games officers to proceed with negotiations for a potential acquisition of the Company in accordance with a plan to exchange Scientific Games' common stock at $2.10 per share for each publicly held Company share, and $1.60 per share for each of the Company's shares held by Mr. Saferin, plus an additional earn out amount to be negotiated with Mr. Saferin, all on further terms to be negotiated.

        On February 22, 2002, the Company Board met at the Company's offices in Fort Worth, Texas to discuss a possible transaction with Scientific Games. At the meeting, Kenneth Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., the Company's legal counsel, made a presentation to the Company Board regarding the directors' duties and responsibilities in considering a potential transaction with Scientific Games. Following Mr. Koch's presentation, the Company Board discussed the year-end financial statements and projections for 2002 and beyond. Marc Cooper of Peter J. Solomon made a presentation to the Company Board regarding possible transaction structures with Scientific Games. Mr. Saferin then outlined advantages and disadvantages of a transaction with Scientific Games. There was also a discussion relating to the use of contingent value rights as part of the consideration to be received in the proposed transaction.

        On February 24, 2002, the Company Board met via telephone to further discuss the possible transaction with Scientific Games. The Company Board decided to advise Scientific Games of the Company's desire to eliminate contingent value rights in the proposed transaction since they believed that investors would not be able to take advantage of them due to their complexity and expected limited liquidity. The Company Board concluded that it would ask for an increase in consideration to be paid in stock in exchange for eliminating the contingent value rights. The Company Board determined that a transaction structured as a stock-for-stock merger would be in the best interest of the stockholders and that valuation of the Company's common stock at $2.10 per share was a price the Company would seek. The Company Board preliminarily concluded in favor of the transaction with Scientific Games and decided to reconvene later in the day after determining whether Scientific Games would agree to the increase in price and the elimination of the contingent value rights. A phone call was made to Scientific Games and Scientific Games agreed to such change.

        On the evening of February 24, 2002, the Company Board met again via telephone to discuss the possible transaction with Scientific Games. The Board authorized the continuance of negotiations of a letter of intent in connection with the proposed transaction.

        On February 25, 2002, the Company Board met via telephone to discuss the status of the letter of intent with Scientific Games and a proposed joint press release to be issued by the Company and Scientific Games. The Board confirmed the preliminary decision it had made the prior day to go forward with the letter of intent. On February 25, 2002, Scientific Games and the Company entered into the letter of intent relating to the terms of the proposed merger. In accordance with the letter of intent, Scientific Games would acquire all of the issued and outstanding shares of the Company by means of a tax-free merger in which the stockholders of the Company would receive shares of Scientific Games common stock with a value of $2.10 per share of the Company's common stock. A number of shares of Scientific Games' common stock to be received by Mr. Saferin would be placed in escrow, provided that such shares would be subject to release over a four-year period based on Mr. Saferin's continuing employment and MDI achieving certain EBITDA targets pursuant to a new employment agreement. The new employment agreement was to be for four years and contemplated a salary of $200,000, representing a decrease of $200,000 from Mr. Saferin's current salary.

        On February 26, 2002, Mr. Weil and Mr. Saferin held a conference call with analysts to discuss the letter of intent between Scientific Games and the Company and the proposed merger which was the subject of a press release disseminated earlier that morning.

        On February 28, 2002, a class action suit on behalf of the Company's public stockholders was filed in the Court of Chancery of the State of Delaware against the Company, all of the members of the Company's Board and Scientific Games, to enjoin the proposed business combination transaction with Scientific Games. In the complaint, the plaintiff alleged that the consideration offered to the Company's stockholders in the proposed acquisition was unfair and inadequate, purportedly because the plaintiff believed that the intrinsic value of the Company's common stock was materially in excess of the amount offered giving consideration to the Company's growth and anticipated operating results, net asset value, and future profitability. The plaintiff requested the court to preliminarily and permanently enjoin the Company from proceeding with, consummating or closing the proposed transaction and in the event the proposed transaction was consummated, to rescind it and award rescissory damages. In addition, the plaintiff requested that the court award to the plaintiff compensatory damages.

        On February 28, 2002, the Company Board met to discuss the class action suit and resolved to retain Delaware legal counsel in connection with the litigation. Following such discussion, a representative of Peter J. Solomon discussed the various methodologies used in valuing the Company. The Company Board discussed its previous efforts to find purchasers or partners for the Company and explored the possibility of more broadly shopping the Company.

        On March 13, 2002, the Company Board met via telephone and resolved that Peter J. Solomon should seek other prospective purchasers of the Company. During the period between March 13, 2002 and April 25, 2002, Peter J. Solomon contacted a total of 23 potential purchasers, none of which made an offer to acquire the Company.

        During the period between March 15, 2002 and April 30, 2002, the parties continued their respective legal due diligence reviews, exchanged drafts of the merger agreement and engaged in discussions regarding the terms and conditions of the proposed merger.

        On April 2, 2002, the Company Board met via telephone to discuss the status of the negotiation of the merger agreement and related documents. The Company Board, with Mr. Saferin recusing himself, also discussed the reimbursement of Mr. Saferin's personal legal expenses in connection with the proposed merger. The Board determined that in order to complete the proposed transaction with Scientific Games, Mr. Saferin had agreed to take a less favorable deal than the other shareholders and enter into in complex arrangements involving his continued post-acquisition employment and escrow arrangements pursuant to which a portion of the merger consideration otherwise payable to him would be at risk. Upon discussion, the Company Board resolved to reimburse Mr. Saferin for his expenses relating to the transaction upon certain conditions. Following such discussion, the Board was joined by a representative of Peter J. Solomon who presented a report on the status of Peter J. Solomon's activities in identifying potential purchasers and contacting such purchasers relating to an acquisition of the Company.

        On April 3, 2002, Mr. Saferin met with Mr. Weil in New York to have further discussions regarding the proposed transaction between the Company and Scientific Games.

        On April 11, 2002, representatives from Scientific Games and the Company and its financial advisor and their respective legal counsel met at the offices of Scientific Games in New York to continue to negotiate the terms of the proposed merger, including the exchange ratio, restrictions on the Company's ability to pursue alternative transactions, representations, warranties, consents, termination provisions and conditions to the closing of the merger.

        On April 17, 2002, the Company received a letter from International Capital Partners L.L.C. ("ICP"), which at the time was a principal stockholder of the Company holding approximately 1,200,000 shares of Company common stock, that it was considering a transaction in which it would acquire an additional 45% of the Company's outstanding shares for $3.10 per share in cash and the Company would continue to operate as a public company with the same management team. ICP claimed that it had obtained financing sufficient to acquire all of the shares it was proposing to acquire. Immediately following receipt of such letter by the Company, the Company's senior management held a series of conference calls with representatives of Mintz Levin and Peter J. Solomon to discuss the ICP letter.

        On April 18, 2002, Mr. Saferin and Mr. Cooper of Peter J. Solomon contacted Mack Obioha, managing director of ICP, to discuss the letter and to evaluate the seriousness of the offer. Mr. Saferin informed Mr. Obioha of the proposed timing of the execution of the agreement with Scientific Games and that once such agreement was executed, the payment of any termination or break-up fees would be required for ICP to acquire the Company. Accordingly, Mr. Saferin insisted that ICP proceed swiftly if it was serious. Mr. Saferin also requested that Mr. Obioha verify that ICP had sufficient financing to execute the purchase. Mr. Koch of Mintz Levin also contacted ICP's legal counsel regarding the same.

        On April 22, 2002, after not receiving a response from ICP, Mintz Levin sent to ICP's counsel a draft of a proposed agreement which set forth the terms and conditions of a partial tender offer by ICP.

        On April 23, 2002, the Company Board met via telephone to discuss the status of the proposed transaction with Scientific Games and the resolution of certain outstanding issues. In addition, the Company Board discussed the offer by ICP and concluded that it would continue to discuss the transaction with ICP with a view towards determining if the offer was serious, but to also require ICP to commit to financing the Company on a going-forward basis, as the Company had historically suffered from lack of working capital. Following the meeting, Mr. Koch of Mintz Levin contacted ICP's legal counsel regarding the status of ICP's offer.

        On April 25, 2002, the Scientific Games Board held a special meeting in New York and via telephone in part to discuss the proposed transaction between Scientific Games and the Company. After a summary review of the transaction by Mr. Weil, it was noted that the transaction was still only subject to a non-binding letter of intent, and had not yet reached the stage of definitive documentation, although such documentation was being negotiated and prepared.

        On April 26, 2002, Mr. Saferin met with Mr. Obioha regarding the ICP offer to ascertain its seriousness. The Company engaged a business research firm to conduct a background check on ICP, Mr. Obioha and the other principals of ICP.

        On May 7, 2002, Mr. Saferin advised Scientific Games of the ICP offer. Scientific Games viewed the price proposed by ICP as inflated and unrealistic. Accordingly, on May 8, 2002, the Company and Scientific Games mutually and amicably terminated negotiations with respect to the contemplated transaction. Following the announcement of the termination of the merger negotiations between the Company and Scientific Games, all shareholder litigation then pending with respect to a potential transaction between Scientific Games and the Company subsequently was dismissed as moot.

        The Company and Peter J. Solomon tried on numerous occasions, without success, to obtain support for ICP's statement that financing for the proposed transaction was in place. The Board also received the background check referred to above, which raised additional issues.

        On June 27, 2002, following a lack of action by ICP relating to its proposed offer, the Company and ICP mutually terminated discussions relating to ICP's preliminary proposal to acquire a majority interest in the Company based, in part, on the advice of Mr. Saferin that he would not tender in the ICP proposal and the results of the background check of ICP and Mr. Obioha. On June 28, 2002, the Company announced by press release that negotiations with ICP had been terminated. On that same date, Mr. Saferin also specifically informed Scientific Games that the proposed ICP transaction had been terminated.

        In early July, Mr. Saferin had several discussions with representatives of Scientific Games relating a potential new transaction and provided updated information as to the current status of the Company's operations.

        On July 25, 2002, the Scientific Games Board held a special meeting in New York and via telephone. Among the agenda items was an update on potential acquisition opportunities. Mr. Weil noted that a variety of acquisition opportunities existed and that MDI still remained available for purchase. Mr. Weil indicated to the Scientific Games Board that he would continue his discussions with the Company relating to a possible acquisition transaction.

        On August 13, 2002, representatives from Scientific Games and the Company and its financial advisor and their respective legal counsel met at the offices of Scientific Games in New York to recommence negotiation of the terms of a proposed acquisition of the Company by Scientific Games, including the structure of the transaction. The parties agreed to a structure in which a subsidary of Scientific Games would consummate a tender offer for the Company's Shares (other than shares held by Mr. Saferin) at an Offer Price of $1.75 per share followed by a subsidiary level merger, subject to certain conditions. In addition, it was proposed that Mr. Saferin would agree to escrow a portion of his proceeds from the tender offer ($.50 per Share) and enter into an employment agreement with Scientific Games.

        On August 20, 2002, counsel for the Company provided a draft of a revised merger agreement to Parent and its counsel. Between August 20 and September 16, 2002, representatives of Parent and the Company negotiated the terms of the proposed merger agreement, and representatives of Parent and Mr. Saferin negotiated the terms of the proposed sale of his Shares, and his employment and non-competition agreements and an escrow agreement.

        On September 17 and 18, 2002, representatives from Scientific Games and the Company and its financial advisor and their respective legal counsel met at the offices of Mintz Levin in New York to continue to negotiate the terms of the proposed merger.

        On September 18, 2002, the Scientific Games Executive Committee held a special meeting in New York and by conference telephone to discuss the proposed acquisition of the Company by Scientific Games. After a description of the proposed transaction by Mr. Weil and an update on the Company's business, the Scientific Games Executive Committee approved a transaction with the Company based on a cash price of $1.75 per share for Company shareholders other than Mr. Saferin and $1.25 for Mr. Saferin with an earnout opportunity in an amount up to the equivalent of $.50 per share. Mr. Weil was authorized to continue to negotiate with the Company to obtain the best price and transaction structure possible in light of on-going due diligence with respect to the Company's operations, margins and customer relationships.

        On September 20, 2002, the Company Board met to review the terms of the transaction. Present at the meeting were the directors, senior management of the Company, representatives of Peter J. Solomon and Kenneth Koch of Mintz Levin. At this meeting, the members of management of the Company discussed the results of the negotiations and the terms of the proposed merger, including status and timing of the transaction, pricing and valuation of the proposed merger, strategies and business opportunities with Scientific Games, and various business issues relating to the merger. Representatives of Peter J. Solomon gave a preliminary presentation as to the fairness of the transaction and a preliminary indication that it was fair.

        On September 27, 2002, Mr. Saferin's personal counsel met with representatives of Scientific Games and its outside legal counsel to negotiate the terms of the individual agreements between Mr. Saferin and Scientific Games, including his stock purchase agreement and non-competition agreement with Scientific Games. In the course of such negotiations, Scientific Games and Mr. Saferin's counsel expressed their reservations relating to the contemplated escrow of a portion of

Mr. Saferin's proceeds from the sale of his shares in the tender offer. Among other things, the escrow was problematic to Scientific Games from an accounting standpoint and was problematic to Mr. Saferin from a tax standpoint. During such negotiations, the parties reached a tentative agreement to eliminate the escrow in exchange for the cancellation of Mr. Saferin's options, which would in effect lower the total purchase price that Scientific Games would have to pay in the transaction.

        Later in the day on September 27, 2002, Gray Bethea, general counsel of Parent, telephoned Mr. Saferin to discuss the transaction. During the course of such call, Mr. Saferin was informed that Scientific Games was reducing its offer to $1.50 for all of the shares of Common Stock of the Company, including Mr. Saferin's shares. Scientific Games' rationale for the reduced offer was based upon decreased Company operating income, pressure on the Company's margins and concerns about the Company's "merchandise model" for lotteries. Following discussion, Mr. Saferin offered to individually accept a lower price for his shares. An Offer Price of $1.60 for the Company's public stockholders and a purchase price of $1.40 for Mr. Saferin's shares and his in-the money-options with no escrow was suggested.

        On September 28, 2002, the Company Board met to review the new terms of the transaction. Present at the meeting were the directors, senior management of the Company, representatives of Peter J. Solomon and Kenneth Koch of Mintz Levin. At this meeting, Mr. Saferin discussed the results of the negotiations and the terms of the proposed merger, including the reduction in the Offer Price. Representatives of Peter J. Solomon communicated to the Board that a proposed offer of $1.60 to the Company's public shareholders was still within the range of fairness from a financial point of view to the Company's stockholders. The Board resolved that Mr. Fineman and Mr. Leavitt, two of the Company's outside independent directors, would speak to Mr. Weil, Scientific Games' Chief Executive Officer, in an attempt to negotiate a higher offer price.

        Later in the day on September 28, 2002, Mr. Schloss, general counsel of Scientific Games Corporation, communicated to Mr. Koch that Scientific Games was further reducing the offer price it was prepared to pay to $1.40 for all holders of the Company Common Stock, including Mr. Saferin. He stated that such reduction was based upon the Company's decrease in operating income, pressure on the Company's margins and some unfavorable comments from certain lottery customers related to the Company's "merchandise model." Mr. Saferin subsequently received a memorandum from Scientific Games outlining Scientific Games' various concerns which Mr. Schloss had previously communicated to Mr. Koch.

        In subsequent conversations and in a memorandum from Mr. Saferin to Scientific Games, Mr. Saferin responded to the concerns raised by Scientific Games. On the morning of September 29, 2002, Scientific Games indicated it was prepared to make an offer price of $1.60 for the Company's public stockholders and $1.40 for Mr. Saferin's shares and his in-the-money options.

        On September 30, 2002, Company directors Fineman and Leavitt and Mr. Koch of Mintz Levin met via telephone with Mr. Weil and Mr. Schloss of Scientific Games in an attempt to persuade Scientific Games to raise the offer price for the stockholders other than Mr. Saferin to a price between $1.60 and $1.75. On behalf of Scientific Games, Mr. Weil declined to pay any additional consideration above $1.60 per share.

        On October 2, 2002, the Company Board met in Atlanta to review the terms of the transaction. Present at the meeting were the Company's directors, as well as Kenneth Koch of Mintz Levin and Matt Katzeff of Peter J. Solomon. In addition, Marc Cooper of Peter J. Solomon was present via telephone. At this meeting, the members of management of the Company discussed the results of the negotiations and the terms of the proposed merger, pricing and valuation of the proposed merger, strategies and business opportunities with Scientific Games, and various business issues relating to the merger. Mr. Saferin made a presentation on the proposed transaction and how his personal arrangement for the sale of his shares affected the transaction. Mr. Koch then made a presentation to the Company Board during which he reminded the directors of their duties and responsibilities under Delaware law. He then outlined the terms of the proposed merger agreement, including restrictions on the Company's ability to pursue alternative transactions, closing conditions and termination provisions, Mr. Saferin's agreements with Scientific Games and other relevant documents. Lastly, Mr. Koch identified the final outstanding legal issues, and he reminded the Company Board that in making its decision, it should take into account that Mr. Saferin had interests which might conflict with the interests of the Company's stockholders. Following Mr. Koch's presentation, the representatives of Peter J. Solomon presented an analysis of the financial terms of the proposed merger with Scientific Games and delivered its oral opinion, subsequently confirmed in writing as of October 2, 2002, as to the fairness of the offer price, from a financial point of view, to the holders of Company common stock.

        On October 3, 2002, the Company Board met again in Atlanta to review the terms of the transaction and discuss the previous day's presentations. Present at the meeting were the directors, representatives of Peter J. Solomon and Kenneth Koch of Mintz Levin. Mr. Koch updated the Company's Board on status of negotiations as to conditions of closing. A representative of Peter J. Solomon provided updated fairness opinion materials reflecting several licenses of the Company that were renewed at approximately the original price instead of at a higher price as had been assumed in certain projections. Certain pages of Peter J. Solomon's analysis were replaced reflecting this new information. Following discussion by the Company Board, the Company Board concluded that the merger was in the best interests of the Company's stockholders, declared the merger advisable, approved the proposed terms of the merger and the merger agreement in substantially the form presented, and authorized the Company's officers to complete the negotiations of the merger agreement and resolved to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer, subject to review of the final documentation.

        On October 4, 2002, representatives of Scientific Games and Mr. Saferin agreed that Mr. Saferin's shares would be purchased by Scientific Games for $1.40 per share after the consummation of the Offer pursuant to a separate stock purchase agreement.

        On October 8, 2002, October 10, 2002 and October 17, 2002, respectively, counsel for Scientific Games sent revised drafts of the Merger Agreement to the Company and its counsel. From October 8 to October 18, 2002, the parties continued to negotiate the terms of the Merger Agreement and the other ancillary agreements.

        On October 18, 2002, Mr. Schloss of Scientific Games inquired via e-mail to Mr. Saferin of the Company as to whether the consideration to be received in the Offer and the Merger could be paid in stock instead of cash. The Company Board expressed its concerns to Scientific Games with respect to the Company's stockholders receiving stock instead of cash. Mr. Saferin communicated to the other directors that he was willing to accept some combination of stock and cash in an effort to reach an agreement with Scientific Games. Representatives of Scientific Games once again expressed their concern about the Company's operations and projections.

        From mid-October through November 14, 2002, representatives of Scientific Games performed additional due diligence with respect to the Company, its operations, financial results and projections.

        The Company Board determined that it would inform Scientific Games that the Merger Agreement would need to be signed by the last date for the filing of the Company's Form 10-QSB or the Company would terminate all discussions relating to the proposed transaction.

        On November 14, 2002, DeWayne Laird of Scientific Games communicated to Mr. Saferin that Scientific Games was prepared to consummate the transaction with the Company for cash. From November 14 through November 18, 2002, the parties continued to negotiate and prepare the final documentation for the transaction.

        On the morning of November 18, 2002, the Company Board met to review the final terms of the transaction and discuss some of the reasons for the delay of the transaction by Scientific Games. Present at the meeting were the directors, representatives of Peter J. Solomon and Kenneth Koch of Mintz Levin. Mr. Koch described the status of the Merger Agreement and the conditions to closing. Mr. Cooper of Peter J. Solomon orally confirmed its fairness opinion of October 2, 2002, as to the fairness of the offer price, from a financial point of view, to the holders of Company common stock. Following discussion by the Company Board, the Company Board reaffirmed that the merger was in the best interests of the Company's stockholders, declared the merger advisable, approved the proposed terms of the merger and the merger agreement in substantially the form presented, and resolved to recommend that the Company's stockholders accept the Offer and tender their Shares in the Offer.

        The executive committee of the Scientific Games Board acting by written consent approved the final transaction as of November 18, 2002.

        Subsequent to these board meetings and actions, on November 19, 2002, Parent, the Purchaser and the Company executed the Merger Agreement, and Parent, Purchaser and Mr. Saferin executed the Stock Purchase Agreement. In addition, Parent and Mr. Saferin executed the Employment Agreement and Non-Compete Agreement, in each case, to be effective upon successful consummation of the Offer.

        Prior to the opening of trading of their respective common stock on November 19, 2002, Parent and the Company issued a joint press release announcing the definitive Merger Agreement, Stock Purchase Agreement and Employment Agreement and the transactions contemplated thereby.

        During the course of the Offer, Parent and the Purchaser intend to have ongoing contacts with the Company and its directors, officers, stockholders and representatives.

  Reasons for the Board's Recommendations; Factors Considered

        In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the stockholders accept the Offer, tender their Shares pursuant thereto, and in the event that stockholder approval is required to consummate the Merger, approve and adopt the Merger Agreement, the Board considered a number of factors including, but not limited to, the following:

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  the opinion of Peter J. Solomon, subsequently confirmed in writing as of November 19, 2002, that as of such date and based on and subject to the matters described in the opinion, the $1.60 per Share cash consideration to be received by the holders of the Common Stock in the proposed transaction was fair, from a financial point of view, to such stockholders. The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered, and the limitations on the review undertaken by Peter J. Solomon, is set forth in Annex A to this Schedule 14D-9. Stockholders are urged to, and should, read the opinion of Peter J. Solomon in its entirety;

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  the fact that the proposed Offer Price represents (i) a premium of approximately 45% over the closing price of the Common Stock on the Over the Counter Bulletin Board of $1.10 on November 18, 2002, the last full trading day prior to the announcement of the Offer and the Merger and (ii) a premium of approximately 48% over the average closing price of the Company's Common Stock on the Over the Counter Bulletin Board of $1.08 during the 30-day period ended November 18, 2002;

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  the extensive arm's-length negotiations between the Company and Parent, leading to the conclusion of the Board that $1.60 for the stockholders other than Mr. Saferin represented the highest price per Share that could be negotiated with Parent;

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  the willingness of Mr. Saferin to accept $1.40 per share to make the total purhcase price acceptable to Parent and that Mr. Saferin's employment compensation decreased from $400,000 per annum he currently earns with the Company to $250,000 per annum (plus a bonus of $125,000 for services rendered to the Company in 2002 prior to the Offer);

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  the fact that Parent and Mr. Saferin, together controlling approximately 38% of the voting power of the outstanding Shares, were in favor of the transaction with Parent and Purchaser and that, as noted above, Mr. Saferin was willing to sell his Shares to Purchaser a price per Share of $1.40 within five business days after the closing of the Offer;

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  the Board's familiarity with the Company's business, prospects, financial condition, results of operations and current business strategy and the significant issues and challenges that the Company would face if it did not proceed with the proposed transaction with Parent, including: (i) the lack of liquidity, trading volume and analyst coverage of the Shares due to the Company's relatively small market capitalization and listing on the Over the Counter Bulletin Board; (ii) increasing competition in the Company's industry, particularly by Parent, which had recently entered the Company's industry and has significantly greater financial resources and recognition than the Company; and (iii) the need for the Company, as a stand-alone company, to obtain additional financing in the near term and the likelihood that such financing would not be available on acceptable terms or at all;

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  the process undertaken to solicit third party indications of interest, including a substantial number of third parties within the Company's industry, in the acquisition of all or a part of the Company and the fact that no other third party presented the Company with a viable acquisition proposal;

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  the fact that the Company had been "in play" since the original announcement of the letter of intent with Parent on February 25, 2002 and had not attracted offers other than the ICP proposal;

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  the results of the process that had been conducted by the Board, with the assistance of management and the Company's financial and legal advisors, to evaluate the Company's strategic alternatives;

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  that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

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  the fact that Mr. Saferin entered into a Stock Purchase Agreement to sell his Shares to Purchaser, which represents approximately 34% of the minimum number of Shares required to be tendered as a condition to closing the Offer;

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  the inability of existing Company stockholders to participate in any potential future growth of the Company beyond the premium reflected in the price per Share offered by Parent or any expected synergies between the Company and Parent, without reinvesting sale proceeds into the equity securities of Parent;

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  the possibility that, although the Offer provides the Company's stockholders the opportunity to realize a premium over the price at which the Common Stock traded prior to public announcement of the Offer and the Merger, the price of the Common Stock might have increased in the future to a price greater than that being offered in the Offer and the Merger;

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  the ability, due to the fiduciary out provisions of the Merger Agreement, for any other qualified person to make a superior offer if it so elected, and the ability of the Board, in certain circumstances, to respond to such an offer and, in certain circumstances, to terminate the Merger Agreement;

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  the fact that the Board determined that the other conditions to the Purchaser's obligations to consummate the Offer were customary and, in the assessment of the Board, not unduly onerous; and

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  the fact that the Purchaser was willing to represent, in the Merger Agreement, that it had or would have when necessary, the funds necessary to consummate the Offer and the Merger and that there was no financing contingency to the Purchaser's obligation to complete the transaction.

        The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors and may have viewed some factors more positively and negatively than others.

        The Board also took into consideration the fact that the Purchaser was willing to agree that a certain number of non-officer or affiliated directors of the Board (the "Independent Directors") would remain as directors of the Board, even if the Offer was consummated and the Purchaser appointed a majority of the Board, and that until such time as the Merger was consummated, all of the following actions would require approval by a majority of the Independent Directors:

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  amending or terminating the Merger Agreement on behalf of the Company; or

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  exercising or waiving any of the Company's rights, benefits or remedies under the Merger Agreement; or

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  extending the time for performance of Parent's or the Purchaser's obligations under the Merger Agreement; or

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  taking any action that is in any material respect in conflict with or inconsistent with the interests of Parent or the Purchaser under the Merger Agreement; or

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  taking any other action of the Board under or in connection with the Merger Agreement if such action would materially and adversely affect the holders of the stockholders other than Parent or the Purchaser.

        In the view of the Board, these provisions were significant in ensuring that Purchaser would not take any inappropriate actions with respect to the Company's rights and obligations under the Merger Agreement because of its ownership of Company stock and its control of the Board after the consummation of the Offer.

        Terms of the Transaction.    The terms and conditions of the Merger Agreement include the parties' representations, warranties and covenants, the conditions to their respective obligations, and the limited ability of Parent and the Purchaser to terminate the Offer or the Merger Agreement.

        In arriving at its recommendation, the Board also took into consideration the fact that the Merger Agreement permits the Board, in order to comply with its fiduciary duties, to furnish information and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal from a third party that is reasonably likely to result in a proposal for an alternative transaction involving the acquisition of the Company that is superior, from a financial point of view, to the Offer and the Merger. The Merger Agreement also permits the Board to withdraw its recommendation of the Merger in favor of a superior unsolicited acquisition proposal and that the Board may, in the exercise of its fiduciary duties, terminate the Merger Agreement in favor of a superior acquisition proposal, provided that, prior to such termination, the Company must pay Parent and the Purchaser a termination fee of $1,000,000 and reimburse their out of pocket expenses.

  Intent to Tender

        To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all shares of Common Stock held of record or beneficially by them pursuant to the Offer. The foregoing does not include any shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote. Pursuant to the Stock Purchase Agreement, Steven M. Saferin, the Company's Chief Executive Officer, President and a director, agreed to sell his Shares within five business days after the closing of the Offer, representing approximately 32% of the outstanding Shares. Mr. Saferin's shares, together with that of the other executive officers and directors who have indicated their intention to tender, would represent approximately 42% of the outstanding Shares of Common Stock after adjustment to reflect the exercise of options owned by them.

  Opinion of the Company's Financial Advisor

        The Company Board retained Peter J. Solomon as its financial adviser in connection with the Offer and the Merger. At the November 18, 2002 meeting of the Company Board, Peter J. Solomon delivered an oral opinion, subsequently confirmed in writing as of November 19, 2002, to the effect that, based upon and subject to various considerations set forth in such opinion, as of November 18, 2002, the consideration to be received by the holders of the Common Stock in connection with the Offer and the Merger is fair from a financial point of view to the holders of the Common Stock. No limitations were imposed by the Company Board upon Peter J. Solomon with respect to investigations made or procedures followed by Peter J. Solomon in rendering its opinion.

        Peter J. Solomon used several methodologies to assess the fairness of the consideration per share to be received in connection with the transaction by the stockholders. The opinion of Peter J. Solomon is directed only to the fairness of the consideration to be received by the holders of the Common Stock from a financial point of view, has been provided to the Company Board in connection with its evaluation of the Offer and the Merger, does not address any other aspect of the Offer and the Merger and does not constitute a recommendation to any holder of Shares as to whether or not any such holder should tender his or her Shares in the Offer or how any such holder should vote on the Merger. The following is a summary of the material financial analysis used by Peter J. Solomon in connection with providing its opinion. This summary is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex A to this Schedule 14D-9. You are urged to read the full text of the Peter J. Solomon opinion carefully and in its entirety.

        In connection with its opinion, Peter J. Solomon: (i) reviewed certain publicly available financial statements and other information of the Company; (ii) reviewed certain internal financial statements and projections relating to earnings and cash flow, including Company management downside cases taking into account the likelihood of increased competition for the Company (collectively, the "Projections") and other financial and operating data concerning the Company prepared by the management of the Company; (iii) discussed the past and current operations, financial condition and prospects of the Company with management of the Company; (iv) reviewed the reported prices and trading activity of the Company Common Stock; (v) compared the financial performance and condition of the Company and the reported prices and trading activity of Company Common Stock with that of certain other comparable publicly traded companies; (vi) reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Offer and the Merger; (vii) performed discounted cash flow analyses based on the Projections; (viii) participated in certain discussions among representatives of each of the Company and Scientific Games; (ix) reviewed the draft Merger Agreement described above and certain related documents; and (x) performed such other analyses as Peter J. Solomon deemed appropriate.

        In rendering its opinion, Peter J. Solomon took into consideration that at the time of the execution of the Merger Agreement, Steven M. Saferin, the Company's President and Chief Executive Officer, had agreed to receive $1.40 for his shares pursuant to the Stock Purchase Agreement, as opposed to $1.60 that each of the remaining holders of Company Common Stock was to receive for each of their Shares. Peter J. Solomon assumed and relied upon the accuracy and completeness of the information reviewed by Peter J. Solomon for the purposes of its opinion and Peter J. Solomon did not assume any responsibility for independent verification of such information. Peter J. Solomon has further relied on the assurances of management of the Company that they are not aware of any facts that would make any such information inaccurate or misleading. With respect to the Projections and other information provided by the Company, Peter J. Solomon assumed that such Projections and other information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. Peter J. Solomon expresses no view as to, and assumes no responsibility for, such projections or the assumptions on which they are based. Peter J. Solomon did not make an independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such valuation or appraisal. Peter J. Solomon has assumed that the Offer and the Merger will be consummated in accordance with the Merger Agreement. Peter J. Solomon was not requested to consider, and its opinion does not address, the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. The opinion of Peter J. Solomon was necessarily based on economic, market and other conditions as in effect on, and the information made available to Peter J. Solomon as of, November 18, 2002. Although subsequent developments may affect its opinion, Peter J. Solomon does not have any obligation to update, revise or reaffirm its opinion.

        The forecasts or projections furnished to Peter J. Solomon for the Company were prepared by the management of the Company. As a matter of policy, the Company does not publicly disclose internal management forecasts, projections or estimates of the type furnished to Peter J. Solomon in connection with its analysis of the Offer and the Merger, and such forecasts, projections and estimates were not prepared with a view towards public disclosure. These forecasts, projections and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of the Company, including, without limitation, general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts, projections and estimates.

        The following sets forth the significant financial analyses performed by Peter J. Solomon and reviewed with the Company Board on October 2, 2002 and again on November 18, 2002 in connection with the delivery of its opinion:

  •
  Company Common Stock Performance.    Peter J. Solomon reviewed the premium to be paid to the stockholders of the Company by Scientific Games relative to the closing prices and average closing prices of various trading periods.

  •
  Analysis of Selected Publicly Traded Comparable Companies.    Using publicly available information, Peter J. Solomon reviewed and compared selected financial data of the Company with similar data of the following group of publicly traded companies engaged in the Lottery Industry: Gtech Holdings Corporation, International Game Technology, International Lottery & Totalizator Systems, Inc., and Scientific Games Corporation; as well as the following group of publicly traded companies engaged in the Licensing Industry: 4Kids Entertainment, Inc., Action Performance Companies, Inc., Dreams, Inc., JAKKS Pacific, Inc., Racing Champions

    Corporation, and The Topps Company, Inc. (collectively "Peter J. Solomon Comparable Companies").

  •
  Analysis of Selected Comparable Transactions.    Using publicly available information, Peter J. Solomon reviewed certain mergers and acquisitions transactions in the Lottery Industry and the Licensing Industry.

  •
  Discounted Cash Flow Analysis.    Peter J. Solomon performed a discounted cash flow analysis to calculate the net present value per share of the Company Common Stock based on the different cases of financial projections for the Company as prepared by the management of the Company for the fiscal years ending December 2002 to 2006.

        In arriving at its opinion, Peter J. Solomon performed a variety of financial analyses which are briefly summarized above. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Peter J. Solomon did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to significance and relevance of each analysis and factor. Accordingly, Peter J. Solomon believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering all such analyses, could create an incomplete view of the process underlying the opinion.

        In performing its analyses, Peter J. Solomon relied on numerous assumptions made by the management of the Company and made numerous judgments of its own with regard to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. The analyses performed by Peter J. Solomon are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of Peter J. Solomon's analysis of the fairness, to the holders of the Common Stock, of the consideration to be received by the holders of the Common Stock in the Offer and the Merger, from a financial point of view and were provided to the Company Board in connection with the delivery of the opinion. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities might actually be sold, which are inherently subject to uncertainty. Since such estimates are inherently subject to uncertainty, none of the Company, Peter J. Solomon or any other person assumes responsibility for their accuracy. With regard to the comparable public company analysis and the comparable transactions analysis summarized above, Peter J. Solomon selected comparable public companies on the basis of various factors; however, no public company or transaction utilized as a comparison is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the acquisition or public trading value of the comparable companies and transactions to which the Company and the Merger are being compared. In addition, as described above, the opinion and the information provided by Peter J. Solomon to the Company Board were two of many factors taken into consideration by the Company Board in making its determination to approve the Offer and the Merger. Consequently, the Peter J. Solomon analyses described above should not be viewed as determinative of the opinion of the Company Board or the view of the Company management with respect to the value of the Company.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        The Board retained Peter J. Solomon Company to render an opinion as to the fairness to the holders of the Common Stock, from a financial point of view, as to the consideration to be received by the holders of the Common Stock in the Offer and the Merger.

        The Board retained Peter J. Solomon based upon Peter J. Solomon's experience in the valuation of businesses and their securities in connection with mergers, acquisitions, recapitalizations and similar transactions. As part of its investment banking activities, Peter J. Solomon is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, restructurings and valuations for corporate or other purposes.

        Pursuant to the terms of a letter agreement dated March 14, 2002 (the "Engagement Letter"), Peter J. Solomon was retained by the Company as its exclusive financial advisor and to render an opinion to the Company Board with respect to the Offer and the Merger. Under the Engagement Letter, the Company has paid Peter J. Solomon a fairness opinion fee of $500,000. The Company has also agreed to reimburse Peter J. Solomon for reasonable expenses incurred by Peter J. Solomon in connection with its services provided to the Company and to indemnify Peter J. Solomon and its affiliates, counsel and other professional advisors, and their respective directors, officers, controlling persons, agents and employees against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of such engagement.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in shares of Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge after a review of Form 4 filings, by any executive officer, director or affiliate of the Company, except for the exercise by Mr. Todd Leavitt, a director of the Company, of options to purchase 50,000 shares of Common Stock.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

  Purchaser's Designation of Persons to be Elected to the Board

        The Information Statement attached as Annex B to this Schedule 14D-9 is being furnished in connection with the possible designation by the Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders and is incorporated herein by reference.

  Delaware General Corporation Law (the "DGCL")

        The Company is incorporated under the laws of the State of Delaware.

        Short-form Merger.    Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer (including any extension thereof) or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company's stockholders (a "Short-Form Merger"). However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer (including any extension thereof) or otherwise, a vote by the Company's stockholders will be required under the DGCL to effect the Merger. If all the conditions for the Offer are met, but Purchaser receives less than 90% of the issued and outstanding Shares in the Offer, the Merger Agreement provides that Purchaser may extend the Offer for an additional period not to exceed an aggregate of twenty (20) business days for the purpose of trying to obtain 90% of the issued and outstanding Shares in the Offer, provided that Purchaser is required to immediately accept and promptly pay for all Shares tendered prior to the date of such an extension.

        Appraisal Rights.    Stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, each holder of Shares who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under the DGCL complies with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holders (the "Dissenting Shares"). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer.

        If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price for each Share in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his demand for appraisal and acceptance of the Merger. A copy of Section 262 of the DGCL is attached as Schedule II to the Offer to Purchase, which is Exhibit (a)(4) hereto and is incorporated herein by reference.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

        In addition, the information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9.    Exhibits.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Letter to Stockholders, dated November 26, 2002.
(a)(2)	Opinion of Peter J. Solomon Company Limited, dated November 19, 2002 (included as Annex A to this Schedule 14D-9).
(a)(3)	Joint Press Release issued by Parent and the Company on November 19, 2002 (incorporated by reference to the Schedule 14D-9 filed by the Company on November 19, 2002).
(a)(4)	The Offer to Purchase dated November 26, 2002 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Parent and the Purchaser on November 26, 2002).
(e)(1)
Agreement and Plan of Merger, dated as of November 19, 2002, among Parent, the Purchaser and the Company (incorporated by reference to Exhibit (d)(1) of the Schedule TO filed by Parent and the Purchaser on November 26, 2002).
(e)(2)
Stock Purchase Agreement, dated as of November 19, 2002, among Parent, the Purchaser and Steven M. Saferin (incorporated by reference to Exhibit 2.2 of the Company's Current Report on Form 8-K filed on November 20, 2002).
(e)(3)
Mutual Confidentiality and Non-Disclosure Agreement, dated as of March 26, 2002, among the Company and Parent (incorporated by reference to Exhibit (d)(5) of the Schedule TO filed by Parent and the Purchaser on November 26, 2002).
(e)(4)
Strategic Alliance Agreement, dated September 21, 1999, among the Company and Scientific Games, Inc. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 4, 1999).
(e)(5)
Employment and Severance Benefits Agreement, dated as of November 19, 2002, among Parent and Steven M. Saferin (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed by Parent and the Purchaser on November 26, 2002).
(e)(6)
Non-Competition Agreement, dated as of November 19, 2002, among Parent and Steven M. Saferin (incorporated by reference to Exhibit (d)(4) of the Schedule TO filed by Parent and the Purchaser on November 26, 2002).
(e)(7)
Employment Agreement, dated as of April 30, 1996, by and between MDIP, Kenneth Przysiecki and Steven M. Saferin (incorporated by reference to Exhibit 6.2 to the Company's Form 10-SB filed on September 28, 1998).
(e)(8)	Letter Agreement, dated as of November 19, 2002, by and among Kenneth Przysiecki, Steven M. Saferin and the Company.
(e)(9)	Amendment No. 2 to the First Amended and Restated Consulting Agreement, dated as of November 19, 2002, by and among MDIP, Linda Kesterson Saferin and the Company.
(e)(10)	The Information Statement of the Company, dated November 26, 2002 (included as Annex B to this Schedule 14D-9).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MDI ENTERTAINMENT, INC.
	By:	/s/ STEVEN M. SAFERIN Name: Steven M. Saferin Title: President and Chief Executive Officer
Dated: November 26, 2002

ANNEX A

        November 19, 2002

Board of Directors
MDI Entertainment, Inc.
201 Ann Street
Hartford, CT 06103

Ladies and Gentlemen:

        You have asked us to advise you with respect to the fairness to the holders of Common Stock, par value $0.001 per share ("Company Common Stock"), of MDI Entertainment, Inc. (the "Company") from a financial point of view of the consideration proposed to be received by the holders of Company Common Stock pursuant to the terms of the Agreement and Plan of Merger, dated November 19, 2002 (the "Agreement"), by and among the Company, Scientific Games International, Inc. ("SciGames") and Blue Suede Acquisition Corp. ("Merger Sub").

        On October 1, 2002, Peter J. Solomon Company ("PJSC") provided the Board of Directors of the Company with its opinion as to the fairness to the holders of Company Common Stock from a financial point of view of the consideration to be paid to such holders in a substantially similar transaction among the Company, SciGames and Merger Sub. From the date of that opinion until the date hereof, PJSC has updated its analysis to reflect the final terms of the Agreement and the revised 2002 and 2003 financial projections for the Company as provided by Company management.

        We understand that the Agreement provides for a tender offer and merger (together, the "Transactions") in which Merger Sub will commence a tender offer to purchase all of the issued and outstanding shares of Company Common Stock for $1.60 per share in cash (such price, or any higher price per share paid in the tender offer, is referred to herein as the "Offer Price") and, thereafter, on the terms and subject to the conditions set forth in the Agreement, Merger Sub will be merged with and into the Company (the "Merger"), the Company will become a wholly-owned subsidiary of SciGames, and each issued and outstanding share of Company Common Stock (subject to limited exceptions) will be converted into and represent the right to receive the Offer Price in cash.

        For purposes of the opinion set forth herein, we have:

            (i)  reviewed certain publicly available financial statements and other information of the Company;

          (ii)  reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

          (iii)  reviewed certain financial projections for the Company prepared by the management of the Company;

          (iv)  discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

          (v)  compared the financial performance and condition of the Company and the reported prices and trading activity of Company Common Stock with that of certain other comparable publicly traded companies;

          (vi)  reviewed publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transaction;

        (vii)  participated in certain discussions among representatives of each of SciGames and the Company;

A-1

        (viii)  contacted other potential acquirers of the Company;

          (ix)  reviewed a draft of the Agreement; and

          (x)  performed such other analyses as we have deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purposes of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial projections we have assumed that the financial projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, November 18, 2002.

        We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction. For purposes of rendering this opinion we have assumed, in all respects material to our analysis, that the representations and warranties of each party to the Agreement and all related documents are true and correct, that each party to such documents will perform all of the covenants and agreements required to be performed by such party thereunder and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof.

        We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion and a portion which is contingent upon consummation of the Transaction.

        This letter is solely for the information of the Board of Directors of the Company and is not on behalf of and is not intended to confer rights or remedies upon any other entity or persons, and may not be used for any other purpose without our prior written consent. This letter does not constitute a recommendation to any holder of Company Common Stock as to whether or not any such holder should tender his or her shares of Company Common Stock in the tender offer or how any such holder should vote on the Merger.

        We are not expressing any opinion herein as to the prices at which the Company Common Stock will trade following the announcement of the Transaction. In addition, the opinion does not address the Company's underlying business decision to undertake the Transaction.

        Based on, and subject to, the foregoing, and other matters as we consider relevant, we are of the opinion that on the date hereof, the consideration to be received by the holders of Company Common Stock in connection with the Transaction is fair from a financial point of view to the holders of Company Common Stock.

Very truly yours,
/s/ Peter J. Solomon Company Limited
PETER J. SOLOMON COMPANY LIMITED

A-2

ANNEX B

MDI Entertainment, Inc.
201 Ann Street
Hartford, Connecticut 06103

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Background Information

        This Information Statement is being mailed on or about November 26, 2002 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of MDI Entertainment, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Scientific Games International, Inc. ("Parent"), a corporation formed under the laws of the State of Delaware, to a majority of seats on the board of directors (the "Board") of the Company.

        On November 19, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Blue Suede Acquisition Corp. (the "Purchaser"), a corporation formed under the laws of the State of Delaware and a wholly-owned subsidiary of Parent, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of the common stock ("Common Stock"), par value $0.001 per share, of the Company (the "Shares"), at a price per Share of $1.60, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated November 26, 2002, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). In addition, Steven M. Saferin, the Company's President and Chief Executive Officer, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated November 19, 2002, with Parent and Purchaser pursuant to which Mr. Saferin agreed to sell the Shares held by him within five business days after the closing of the Offer at a purchase price of $1.40 per Share. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser and Parent with the Securities and Exchange Commission (the "Commission") on November 26, 2002.

        The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Parent, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $1.60 in cash or any greater amount per Share paid pursuant to the Offer.

        The Offer, the Merger, the Merger Agreement and the Stock Purchase Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex B, which was filed by the Company with the Commission on November 26, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-l promulgated thereunder. Information set forth herein related to

Parent, the Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, the Purchaser commenced the Offer on November 26, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on December 27, 2002, unless the Purchaser extends it.

General

        The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Holders of Common Stock are entitled to cast one vote per share on matters presented for a vote at such meetings. As of November 19, 2002, there were 11,814,329 shares of Common Stock outstanding, of which Parent and the Purchaser own 708,333 shares as of the date hereof.

Rights to Designate Directors and Parent Designees

        The Merger Agreement provides that, promptly upon the satisfaction of the Minimum Tender Condition (as defined below) and the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser will be entitled to designate a number of the members (the "Parent Designees") of the Board equal to that number of directors, rounded up to the nearest whole number, which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) a fraction, the numerator of which is the number of shares of Common Stock accepted for payment and paid for by the Purchaser and the denominator of which is the number of shares of Common Stock outstanding at the time of the Purchaser's acceptance for payment of tendered shares of Common Stock by the Purchaser.

        The "Minimum Tender Condition" will be satisfied if there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Common Stock, together with shares of Common Stock purchasable under the Stock Purchase Agreement and shares of Common Stock owned by Parent or Purchaser, which would represent at least 75% of the outstanding shares of Common Stock (determined on a fully diluted basis for all outstanding stock options, convertible securities and any other rights to acquire Common Stock on the date of purchase with exercise prices of less than the Offer Price).

        Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not officers of the Company or representatives of any affiliates of the Company.

        The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of Parent's knowledge, except as set forth below, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Parent and the Company that have been described in the Schedule TO or the Schedule 14D-9.

        The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Parent Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each person listed below is 750 Lexington Avenue, New York, New York 10022.

Name, Age, Principal Occupation and Employment History

DeWayne E. Laird Vice President, Chief Financial Officer and Controller, Scientific Games Corporation	DeWayne E. Laird, 54, has served as Scientific Games Corporation's Vice President and Chief Financial Officer of Scientific Games Corporation since November 1998 and its Corporate Controller since April 1996. He has served as Vice President of Scientific Games International, Inc. since September 2000. From January 1992 to March 1996, Mr. Laird was President of Laird Associates, PC, a CPA firm providing financial consulting services to a variety of industries. From April 1984 to December 1991, he held various senior positions with Philadelphia Suburban Corporation, including Chief Financial Officer and Treasurer.
William J. Huntley President, Systems Division of Scientific Games International, Inc.
William J. Huntley, 49, joined Scientific Games Corporation in 1973 and has served as Vice President, Lottery Systems, since October 2002 and as President of Scientific Games International, Inc.'s Systems division since September 2000. Mr. Huntley served as President of Autotote Lottery Corporation from November 1997 until its merger into Scientific Games International, Inc. He served as Vice President of Autotote Systems, Inc. from June 1989 to November 1997 and as Vice President of Operations of Scientific Games International, Inc. from 1991 to 1994.
Cliff O. Bickell President, Printed Products Division of Scientific Games International, Inc.
Cliff O. Bickell, 59, has served as Vice President, Printed Products of Scientific Games Corporation since October 2002 and as President-Printed Products Division of Scientific Games International, Inc. since September, 2000 after the acquisition of SGHC. Having joined SGHC in 1995, he previously served as Vice President, Treasurer and Chief Financial Officer. Prior to joining SGHC, Mr. Bickell was Vice President, Chief Financial Officer and Treasurer of Paragon Trade Brands, a multi-national consumer products manufacturer. In addition, Mr. Bickell has held positions as Senior Vice President, Corporate Administration-Chief Financial Officer of W.A. Krueger Co., a commercial printing company, and Treasurer of Dataproducts Corporation, a multinational electronics manufacturer.
John J. Walsh Vice-President, Lottery Operations, Scientific Games International, Inc.
John J. Walsh, 43, joined Scientific Games International, Inc. in 1986 and was promoted to Vice-President of Lottery Operations in 1998. Mr. Walsh has overall management responsibility for coordinating lottery operations for both the Instant Ticket and Related Services and Systems segments. Prior to joining Scientific Games International, Inc., Mr. Walsh held positions with Control Data Corporation and Ticketron's sports and entertainment division.

Stock Ownership

Security Ownership of Certain Beneficial Owners and Management

        Except as set forth below, no person or group, to the knowledge of the Company, owns five percent or more of the Common Stock.

        The following table sets forth information as of November 20, 2002 with respect to the amount of the Common Stock held by each director, Named Executive Officer (as defined below), all directors and executive officers as a group, and each holder of 5% or more of the Common Stock. In each case, the beneficial owner of the Shares shown has sole voting and sole investment power:

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned		Percent of Class(2)
Steven M. Saferin	3,928,502	(3)	32.6%
Kenneth M. Przysiecki	257,267	(4)	2.2%
Charles Kline	31,725	(5)	*
Robert R. Kowalczyk	40,000	(12)	*
Robert J. Wussler	340,984	(6)	2.9%
Todd P. Leavitt	181,101	(7)	1.5%
S. David Fineman	193,534	(8)	1.6%
William G. Malloy	195,834	(9)	1.6%
International Capital Partners, LLC	1,022,019		8.7%
Scientific Games Corporation	708,333		6.0%
eLot, Inc.	1,000,000	(10)	8.1%
Venture Partners Capital, LLC	1,253,448	(11)	9.6%
Evelyn P. Yensen	18,333	(13)	*
All directors and executive officers as a group (nine persons)	5,187,280	(14)	41.7%

*
less than 1%

(1)
The address for Messrs. Saferin, Przysiecki, Kline, Kowalczyk, Leavitt, Fineman, Malloy and Ms. Yensen is c/o MDI Entertainment, Inc., 201 Ann Street, Hartford, Connecticut 06103. The address for International Capital Partners, LLC is c/o Foley, Hoag & Eliot, LLP, One Post Office Square, Boston, MA 02109. The address for Scientific Games International, Inc. is 1500 Bluegrass Lakes Parkway, Alpharetta, GA 30004. The address for eLot, Inc. is 301 Merritt Corporate Park, Norwalk, CT 06851. The address for Venture Partners Capital LLC is Mill Crossing, P.O. Drawer 9, Kensington, CT 06037.

(2)
Shares of Common Stock are deemed outstanding for purposes of computing the percentage of beneficial ownership if such shares of Common Stock are exercisable or convertible within 60 days of November 20, 2002.

(3)
Includes 233,333 shares of Common Stock, which are subject to currently exercisable options.

(4)
Includes 16,667 shares of Common Stock which are subject to currently exercisable options.

(5)
Includes 23,333 shares of Common Stock which are subject to currently exercisable options and 1,725 shares of Common Stock held jointly with his spouse.

(6)
Includes 33,334 shares of Common Stock which are subject to currently exercisable options.

(7)
Includes 97,767 shares of Common Stock beneficially owned directly by the Leavitt Family Trust and 33,334 shares of Common Stock, which are subject to currently exercisable options.

(8)
Includes 83,334 shares of Common Stock that are subject to currently exercisable options.

(9)
Includes 183,334 shares of Common Stock, which are subject to currently exercisable options. Mr. Malloy, who was President and Chief Executive Officer of Scientific Games Holdings Corp. until its acquisition by Autotote Corporation on September 6, 2000, was a consultant to Scientific Games until October 2002. Scientific Games beneficially owns 708,333 shares of Common stock.

(10)
Includes 555,556 shares of Common Stock issuable upon the exercise of warrants.

(11)
Represents 1,203,448 shares of Common Stock issuable upon the exercise of warrants and 50,000 shares of Common Stock held by Venture Partners, LTD, an affiliate of Venture Partners Capital, LLC.

(12)
Includes 10,000 shares of Common Stock which are subject to currently exercisable options.

(13)
Includes 8,333 shares of Common Stock which are subject to currently exercisable options.

(14)
Includes a total of 625,002 shares of Common Stock which are subject to currently exercisable options held by all directors and executive officers of the Company as a group.

Board of Directors

Terms of Directors

        Two directors come up for reelection at the Company's annual meeting of stockholders each year and each holds office until his successor is duly elected and qualified. The Company has three classes of directors: Class I directors serve until the 2002 annual meeting of stockholders, Class II directors serve until the 2003 annual meeting of stockholders and Class III directors serve until the 2004 annual meeting of stockholders.

Directors and Executive Officers

        The directors and executive officers of the Company are as follows:

Name	Age	Position
Steven M. Saferin	54	President, Chief Executive Officer and Director (Class III Director)
Kenneth M. Przysiecki	58	Sr. Vice President Accounting and Administration, Secretary and Director (Class III Director)
Robert J. Wussler	66	Director (Class I Director)
S. David Fineman	57	Director and Vice Chairman (Class I Director)
Todd P. Leavitt	51	Director (Class II Director)
William G. Malloy	56	Director (Class II Director)
Charles W. Kline	43	Vice President Marketing
Robert R. Kowalczyk	55	Sr. Vice President and General Manager
Donald Walsh	55	Sr. Vice President Sales
Evelyn Yenson	58	Sr. Vice President International Sales and Marketing
Jeffrey A. Schweig	42	Vice President Creative Planning and Development

Committees

        The Board at their June 8, 2001 annual meeting established the following committees and appointed members:

Audit Committee:	S. David Fineman Robert J. Wussler William G. Malloy
Compensation Committee:	Steven M. Saferin Todd P. Leavitt
Executive Committee:	Steven M. Saferin S. David Fineman Kenneth M. Przysiecki

        The Board at their August 1, 2001 special meeting established the following committee and appointed members:

Financing and Public Filing Oversight Committee:	William Malloy Robert Wussler S. David Fineman

Biographies

  Steven M. Saferin

        Mr. Saferin has been the President, Chief Executive Officer and a member of the Board since August 1997. Since January 1986, Mr. Saferin has been President and Chief Executive Officer of MDIP, which today is the Company's wholly-owned subsidiary. In this capacity, Mr. Saferin has been primarily responsible for product development, marketing and sales. Mr. Saferin conceived and led MDIP's entry into the lottery industry and has since been the key employee in revising, refining and creating new products and marketing initiatives for the Company to offer to the lottery industry. Prior to founding MDIP, Mr. Saferin was Director of Program Acquisitions at ESPN from 1982 to 1986. He supervised a 16 person department in the areas of product acquisition and scheduling. From 1978 to 1982, Mr. Saferin was active in cable television franchising as a Vice President with both Viacom Communications and Warner Amex Cable. In those capacities, he supervised cable television franchising activities in dozens of major markets. Prior to entering business, Mr. Saferin was an Attorney-Advisor to the Cable Television Bureau of the Federal Communications Commission, as well as a member of the law department at Viacom International, Inc. Mr. Saferin received a B.A. in journalism from American University and received his J.D. after attending the Georgetown University and the University of Maryland Schools of Law.

  Kenneth M. Przysiecki

        Mr. Przysiecki has been the Company's Chief Financial Officer since August 1994. In August 2001 he was named Senior Vice President of Accounting and Administration. In addition, Mr. Przysiecki has been the Company's corporate Secretary and a member of the Board since August 1997. Prior to joining the Company, Mr. Przysiecki was involved in several business start-ups that required his financial planning, negotiating and systems implementation skills. He was a Senior Manager for Noreika, Rosenfeld and Hupp, a C.P.A. firm, from 1989 to 1992 and was employed as Vice President of Finance for Keeney Manufacturing Company, a plumbing supply manufacturing company, from 1976 until 1988. He received his C.P.A. while employed at Arthur Andersen & Co. from 1972 to 1976; and received his B.S. in Business Administration from American International College.

  Robert J. Wussler

        Mr. Wussler has been a member of the Board since August 1997. Since June 1998, he served as President and Chief Executive Officer of U.S. Digital Communications, Inc., a telecommunications company. Mr. Wussler was formerly the Chairman of the Board of Directors of U.S. Digital Communications, Inc., serving in that capacity from March 1997 to May of 2000. Mr. Wussler is currently President and Chief Executive Officer of Ted Turner Pictures. Mr. Wussler has held this position since January 2001. He has also been President and Chief Executive Officer of The Wussler Group, which owns several telecommunications ventures, since February 1992. From June 1995 to June 1998, Mr. Wussler served as President and Chief Executive Officer of Affiliate Enterprises, Inc., a privately held company that acts as the syndication branch of 51 media companies. Additionally, he was the President and Chief Executive Officer of Comsat Video, the international satellite telecommunications company from 1990 to 1993. Mr. Wussler is one of the founders of CNN (Cable News Network) having founded the network when he was Senior Executive Vice President with Turner Broadcasting from 1980 to 1990. During his tenure with Turner Broadcasting, he was also President of the Atlanta Braves professional baseball team and the Atlanta Hawks professional basketball team. Prior to joining the Turner organization, Mr. Wussler was President of Columbia Broadcasting System (CBS) Television, a position he attained from his start in the CBS mailroom. Mr. Wussler is also an independent business consultant having directed such projects as the establishment of a French-Kuwaiti television network in 1993 and the acquisition of MetroMedia Enterprises. He was the founding Chairman of International TelCell, which later became a part of MetroMedia International Group in 1993. Mr. Wussler also advised and guided the first African American professional basketball ownership group in the finance, purchase, management and resale of the Denver Nuggets franchise of the National Basketball Association. Mr. Wussler also serves on the Board of Directors of Streammedia Communications, Inc., Converge Global, Inc., Visual Display and TIS Worldwide.

  S. David Fineman

        Mr. Fineman has been a member of the Board since November 1998. He is the managing attorney and founder of Fineman & Bach, P.C., a Philadelphia, PA law firm since 1986. Mr. Fineman represents a variety of clients, including governmental authorities and private clients dealing with the government. He has an active litigation practice and represents clients throughout the United States, in both the Federal and State courts, and in Japan. Mr. Fineman has served as special counsel to the Philadelphia Parking Authority, the Secretary of Banking of the Commonwealth of Pennsylvania, and the Insurance Commissioner of the Commonwealth of Pennsylvania. In 1995, he was nominated by President Clinton and confirmed by the United States Senate to a nine-year term on the Board of Governors of the United States Postal Service, a nine member Board which directs and controls the expenditures, reviews practices and policies, and establishes basic objectives and long-range goals for the Postal Service. He presently serves as the Board of Governors' Vice Chairman and as Chairman of its Strategic Planning Committee and as chairman of its compensation committee. In 1994, Mr. Fineman was appointed to the Industry Policy Advisory Committee, a CEO-level committee which advises the Secretary of Commerce and the U.S. Trade Representative on international trade policy issues. Mr. Fineman received a B.A. from American University and received his J.D., with honors, from George Washington University Law School.

  Todd P. Leavitt

        Mr. Leavitt has been a member of the Board since November 1998. On August 28, 2002, Mr. Leavitt was named President and Chief Operating Officer of the Academy of Television Arts and

Sciences and of the Academy Foundation, pursuant to which Mr. Leavitt became the full-time senior staff executive of the television industry membership trade association as of October 14, 2002. He founded and has been Managing Director of Tulip Media Ltd. since May 1998. Tulip Media furnishes services in areas of feature film, television and video production and distribution as well as media consulting services to a variety of United States and international companies engaged in the entertainment industry. Prior to establishing Tulip Media, Mr. Leavitt served as Chairman of the Alliance Television Group, supervising all television production and distribution activities on behalf of Alliance Communications Corporation, from 1995 to May 1998. Previously, Mr. Leavitt was Executive Vice President of NBC Studios, the in-house production arm of the NBC Television Network, from 1990 to 1995. Prior to joining NBC, Mr. Leavitt had been Executive Vice President of Reeves Entertainment Group. Mr. Leavitt is a Phi Beta Kappa graduate of Kenyon College, Gambier, Ohio, and received a law degree from the New York University School of Law.

  William G. Malloy

        Mr. Malloy has been a member of the Board since October 1999. Prior to the September 2000 acquisition of Scientific Games Holdings Corp. ("Scientific Games Holdings") by Scientific Games Corporation, formerly known as Autotote Corp., Mr. Malloy was Chairman of the Board, President and Chief Executive Officer of Scientific Games Holdings. At the time of the merger, Scientific Games was a $230 million per year publicly held company in the international lottery industry. Prior to becoming the Scientific Games Holdings' President and Chief Executive officer in December 1990, Mr. Malloy was the company's Vice President, Treasurer and Chief Financial Officer from 1988 to 1990. Prior to joining Scientific Games, Mr. Malloy held several positions from 1975 to 1987 with Bally Manufacturing Corporation, Scientific Games' former parent company. His career responsibilities have included sales, finance, planning, operations and information systems. Mr. Malloy has directed various manufacturing, distribution, financing and service businesses. Industry groups, with which he has experience include consumer durable goods, vending, commercial video amusement, printing, regulated gaming and software development. In addition, he is a seasoned international businessman and has extensive experience with various government regulated procurement processes. Mr. Malloy also serves on the Board of Directors of the Upper Chattahoochee Riverkeeper, an Atlanta based environmental organization. Mr. Malloy received his Bachelor of Science degree in Business Administration from Northern Illinois University and his Master of Science in Management (MBA) from Northwestern University's J. L. Kellogg Graduate School of Management in Evanston, Illinois.

  Charles W. Kline

        Mr. Kline joined the Company as Vice President of Marketing in February 1998. Prior to joining the Company, Mr. Kline was Executive Director of the Pennsylvania State Lottery, the nation's sixth largest lottery from 1992 to 1997. As Executive Director, Mr. Kline oversaw the entire $1.7 billion sales operation. During his five year tenure, Mr. Kline was credited with not only reversing a three-year slide in sales, but also engineering and implementing a program that caused the lottery to undergo five consecutive years of sales growth. Prior to this post, Mr. Kline served in a variety of key positions in state government. Mr. Kline received a B.A. in Public Service and a Masters in Public Administration, both from the Pennsylvania State University.

  Robert R. Kowalczyk

        Mr. Kowalczyk joined the Company as Vice President and General Manager in November 1997. Prior to joining the Company, Mr. Kowalczyk was Vice President and Management Supervisor of Yaffe and Company Advertising of Southfield, Michigan from 1995 to 1997. At Yaffe, Mr. Kowalczyk supervised the $10 million advertising and promotions account and aided the product planning for the Michigan State Lottery. Mr. Kowalczyk also supervised the agency's business development and research functions, and participated in the account planning and management for clients including health care, financial services and various retail chains. Prior to his time in Michigan, Mr. Kowalczyk managed product planning and marketing, research and the $32 million advertising and promotional budgets for the Florida Lottery from 1991 to 1995. Under his direction, the lottery reversed a decline in sales growth in that category. Previous to that, Mr. Kowalczyk was the Marketing Director for the Ohio Lottery Commission from 1987 to 1991. He successfully expanded the entire lottery market by introducing instant scratch-off game marketing strategies that have been emulated by virtually every lottery in the years that followed. During his tenure, Ohio Lottery sales increased an average of 16% per year, instant ticket sales increased at 58% per year and profitability increased at the rate of 4% per year. Mr. Kowalczyk received his Associate Degree from Lorain County Community College and earned his Executive M.B.A. from the Weatherhead School of Management, Case Western Reserve University, Cleveland, Ohio.

  Evelyn P. Yenson

        Ms. Yenson served as Senior Director of Corporate Communications for Scientific Games International from December 1999 through January 2001. Prior to that she served as Director of the Washington State Department of Licensing from January 1997 through December 1999. She served as the Executive Director of the Washington State Lottery from January 1987 through January 1997, Ms. Yenson also served one term as President of the North American Association of State and Provincial Lotteries (NASPL). She was also the first United States' member of the World Lottery Association Executive Committee. Ms. Yenson was born in South Africa, graduated with a B.A. from the College of New Rochelle, New York, and M.A. from the University of Wisconsin and a Certificate from the Harvard University John F. Kennedy School of Government Program for Senior Executives in State and local government.

  Jeffrey A. Schweig

        Mr. Schweig was Director of Marketing for the Illinois Lottery From 1992 to 1994 before becoming its Creative Director, a position he occupied from 1994-2002. Before that he was account manager at Lee Hill, Inc., a Chicago-based agency where he handled such accounts as Kellogg Company and more than 11 of its cereal brands from 1988 to 1992. He also negotiated promotional tie-ins with other blue-chip companies and helped forge those contracts. He served as account executive at Jeffrey Nemetz & Associates of Chicago from 1987-1988, providing clients with a wide range of advertising, sales promotion and event planning. From 1985 through 1987 he was employed by Flair Communications Agency of Chicago, providing similar services for brands such as Amoco Oil Co., M&M/Mars, Inc., Turtle Wax and Arthur Andersen & Company. Mr. Schweig holds a Master's Degree in Advertising from the highly acclaimed Medill School of Journalism at Northwestern University and a Bachelor's degree in psychology from the University of Michigan.

        Two directors come up for reelection at the Company's annual meeting of stockholders each year and each holds office until his successor is duly elected and qualified. Officers are elected by the Board and hold office at the discretion of the Board. There are no family relationships between any of the Company's directors or executive officers.

Director Liability

        The Company's Certificate of Incorporation provides that directors will not be liable for monetary damages for breach of fiduciary duty except in the case of breaches of the director's duty of loyalty, acts or omissions taken in bad faith or involving intentional misconduct or knowing violations of law, improper distributions to stockholders or loans to officers or directors or transactions from which a director derived an improper personal benefit.

        The Company maintains a director's and officer's liability insurance policy in the aggregate amount of $5,000,000 on behalf of its directors and officers.

Indemnification of Directors and Officers

        The Company's By-Laws require the Company to indemnify its officers, directors, employees and agents against all liabilities and expenses they may incur on account of all actions threatened or brought against them by reason of their services to the Company. No indemnification is provided for any person with respect to any matter as to which such person has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the Company's best interests.

Director Compensation

        Upon election or appointment to the Board, non-employee directors are granted non-qualified options to purchase 150,000 shares of Common Stock at the fair market value of the Common Stock on the date of grant. In September 1998, Mr. Wussler received stock options outside of the Plan (defined below) for 300,000 shares of Common Stock at an exercise price of $0.37 per share as compensation for his services as one of our outside directors. Messrs. Leavitt and Fineman each received stock options pursuant to the Plan for 150,000 shares of Common Stock at an exercise price of $0.33 per share as compensation for their services as outside directors. Mr. Malloy received options to purchase 132,500 shares of Common Stock at $1.38 per share pursuant to the Plan and options to purchase an additional 17,500 shares of Common Stock at $1.38 per share outside of the Plan as compensation for his services as an outside director. In October, 2001, Mssrs. Wussler, Fineman, Leavitt and Malloy were granted 100,000 additional options at $1.32 per share. On the same date, Mssrs. Prsysiecki and Saferin were granted 50,000 and 25,000 options, respectively. As of December 31, 2001, each director has been granted the maximum number of shares allowable under the Plan. Beginning with the quarter ended December 31, 2001, each outside independent director receives additional compensation of $4,000 each quarter for his services as a director.

Meetings of the Board of Directors in 2001

        During the year ended December 31, 2001, there were six meetings of the Board. All of the directors attended, in person or by telephone, at least 75% of the meetings of the Board and of the committees of the Board on which they served. The Compensation Committee, whose members are Messrs. Saferin and Leavitt met one time during 2001. The Audit Committee, whose members are Messrs. Fineman, Wussler and Malloy, met four times during 2001.

Board Committees of the Board of Directors

        Audit Committee.    The Audit Committee, which currently consists of Messrs. Fineman, Wussler and Malloy, nominates the Company's independent auditing firm, reviews the scope of the audit and approves in advance reviews by the independent auditors, their activities and recommendations regarding internal control, and meets with the independent auditors and management, each of whom had direct and open access to the Audit Committee.

        Compensation Committee.    The Compensation Committee, which currently consists of Messrs. Saferin and Leavitt, determines the compensation of officers other than employee directors (as to whom the Committee makes recommendations to the board of directors which then determines their compensation).

Compensation Committee Interlocks and Insider Participation

        During fiscal year 2001, Steven Saferin, the Company's Chief Executive Officer and President, made recommendations to the Compensation Committee of the Board regarding executive officer compensation.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires our directors and executive officers, and persons who beneficially own more than ten percent of a registered class of our equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and our other equity securities. Officers, directors, and persons who beneficially own more than ten percent of a registered class of our equity securities are required by the regulations of the Commission to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the year ended December 31, 2001, all Section 16(a) filing requirements applicable to our officers, directors, and greater than ten percent beneficial owners were complied with, except that Donald Walsh filed an initial report of ownership late, Steven Saferin, David Fineman, William Malloy, Todd Leavitt, Kenneth Przysiecki, Donald Walsh, Evelyn Yenson, Charles Kline and Robert Kowalczyk each filed one report covering one transaction late and Robert Wussler filed four reports late.

Executive Compensation

        The following table sets forth the annual and long-term compensation for services in all capacities for the year ended December 31, 2001 paid to Steven M. Saferin, President and Chief Executive Officer and a director, Kenneth M. Przysiecki, Sr. Vice President of Accounting and Administration, Secretary and a director, Robert R. Kowalczyk, Vice President and General Manager and Charles W. Kline, Vice President of Sales and Marketing, (the "Named Executive Officers"). No other executive officer received annualized compensation exceeding $100,000 during the year ended December 31, 2001.

SUMMARY COMPENSATION TABLE

Long-Term Compensation Awards
Annual Compensation
Securities Underlying Options/ SARs
Name and Principal Position	Fiscal Year(1)		Salary		Bonus		Other Annual Compensation (2) and (3)			Restricted Stock Award(s)		Long-Term Incentive Plan Payouts	All Other Compensation(4)
Steven Saferin, President/CEO and Director	2001 2000 1999 1998	(5) (5) (5) (5)	$ $ $ $	373,515 339,025 300,000 300,000		$50,000 — — —	$ $	— — (154,885 114,885	)(6)	— — — —	25,000 — — —	— — — —	$ $ $ $	5,250 5,000 5,029 3,654
Kenneth M. Przysiecki, Sr. VP Acc'tng & Admin; Officer, Secretary and Director	2001 2000 1999 1998		$ $ $ $	151,200 144,583 136,000 102,000	$ $ $ $	1,000 1,000 4,000 2,500	$ $ $ $	33,689 22,986 29,084 37,106		— — —	50,000 — —	— — —	$ $ $ $	4,536 4,338 4,080 3,030
Robert R. Kowalczyk, Vice President and General Manager	2001 2000 1999 1998		$ $ $ $	127,524 115,833 104,000 69,238	$ $ $	21,000 7,000 2,300 —		— — — —		— — — —	30,000 — — —	— — — —	$ $ $ $	3,826 3,475 3,120 1,200
Charles W. Kline, Vice President of Sales and Marketing	2001 2000 1999 1998		$ $ $ $	119,952 114,000 108,000 29,077	$ $ $	21,000 28,776 2,000 —		— — — —		— — — —	30,000 — — —	— — — —	$ $ $	3,599 3,420 540 —

(1)
Fiscal year refers to the year ending May 31, 1998, 1999, December 31, 2000 or 2001 as the case may be, except as indicated below.

(2)
Represents revenue-based commissions accrued pursuant to employment agreements. As of December 31, 2001, $6,356 of accrued commissions was owed to Mr. Przysiecki. Mr. Saferin waived commissions owed to him under his employment agreement for the fiscal year ended December 31, 2001.

(3)
Excludes prerequisites and other personal benefits, securities and properties otherwise categorized as salary or bonuses which, in the aggregate, did not exceed the lesser of either $50,000 or 10% of the total annual salary reported for such person.

(4)
Represents amounts contributed pursuant to our 401(k) Savings Plan.

(5)
Excludes amounts paid to Mr. Saferin's mother and the company owned by his spouse. Such amounts equaled $122,833 for the year ended December 31, 2001 and aggregated $110,000 in each of fiscal years ended December 31, 2000, and May 31, 1999 and 1998.

(6)
Such amount reflects waived commissions previously owed to Mr. Saferin.

OPTION GRANTS IN FISCAL 2001

        The following table sets forth information regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2001. Options were granted pursuant to MDI Entertainment, Inc.'s 1998 Stock Option and Award Plan.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term
	Individual Grants
		% of Total Options Granted to Employees In Fiscal Year
	Number of Securities Underlying Options Granted
Name			Exercise Price ($/Share)	Expiration Date	5% ($)	10% ($)
Steven M. Saferin	25,000	6.33%	$1.32	11/18/11	$15,722	$39,844
Kenneth M. Przysiecki	50,000	12.66%	1.32	11/18/11	31,445	79,687
Robert R. Kowalczyk	30,000	7.59%	1.32	11/18/11	18,867	47,812
Charles W. Kline	30,000	7.59%	1.32	11/18/11	18,867	47,812

AGGREGATED OPTION EXERCISES IN FISCAL 2001 AND FISCAL
YEAR-END OPTION VALUES

        The following table sets forth information for the Named Executive Officers with respect to the exercise of stock options during the fiscal year ended December 31, 2001 and the year-end value of unexercised options.

			Number of Shares Underlying Unexercised Options at December 31, 2001
Name	Shares Acquired On Exercise(#)	Value Realized
			Exercisable	Unexercisable
Steven M. Saferin	0	$0	225,000	25,000
Kenneth M. Przysiecki	10,000	6,700	10,000	50,000
Robert R. Kowalczyk	10,000	10,763	10,000	30,000
Charles W. Kline	0	0	13,333	30,000
	Value of Unexercised In-The-Money Options at December 31, 2001 Dollars(1)
Name
	Exercisable	Unexercisable
Steven M. Saferin	$229,500	$25,500
Kenneth M. Przysiecki	10,200	51,000
Robert R. Kowalczyk	10,200	30,600
Charles W. Kline	13,600	30,600

(1)
Based on the average of the bid and asked price of the Common Stock on the Over-the-Counter market on December 31, 2001 of $1.35 per share

Option and Award Plan

        On September 22, 1998, the Board adopted the 1998 Stock Option and Award Plan (the "Plan"). The stockholders approved the Plan on February 9, 1999. The Plan provides for the grant of stock awards and options for up to 1,600,000 shares of Common Stock to those employees, officers, directors, consultants or other individuals or entities eligible under the Plan to receive stock awards or options (each, a "Plan Participant"). Options may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or non-qualified options. Incentive stock options may be granted only to our employees, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to our employees. Stock awards consist of the sale or transfer by us to a Plan Participant of one or more shares of Common Stock which, unless otherwise determined by the Board or committee administering the Plan, are subject to transfer restrictions and our right to repurchase if certain conditions specified in the award are not satisfied prior to the end of a restriction period. The Plan provides for automatic grants of non-qualified stock options to purchase 150,000 shares of Common Stock to each non-employee director upon his election or appointment to the Board of Directors at the fair market value of the Common Stock on the date of the grant. Such options vest in equal installments over three years. No Plan Participant may receive more than an aggregate of 250,000 shares of Common Stock by grant of options and/or stock awards during the term of the Plan.

        The Plan is administered by the Board or a committee thereof (the "Plan Administrator"), which determines, among other things, those individuals who receive options or awards, the time period during which the options may be partially or fully exercised, the terms of the restrictions, if any, on awards, the number of shares of Common Stock issued as an award or issuable upon the exercise of each option and the option exercise price and the award and repurchase prices.

        The exercise price per share of Common Stock subject to an incentive option may not be less than the fair market value per share of Common Stock on the date the option is granted. The per share exercise price of the Common Stock subject to a non-qualified option may be established by the Plan Administrator. The aggregate fair market value (determined as of the date the option is granted) of Common Stock for which any person may be granted incentive stock options which first become exercisable in any calendar year may not exceed $100,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to such person, 10% or more of the total combined voting power of all our classes of stock (a "10% Stockholder") shall be eligible to receive any incentive stock options under the Plan, unless the exercise price is at least 110% of the fair market value of the shares of Common Stock subject to the option, determined on the date of grant. Non-qualified options are not subject to such limitation.

        No stock option may be transferred by a Plan Participant other than by will or the laws of descent and distribution, and, during the lifetime of a Plan Participant, the option will be exercisable only by the Plan Participant. In the event of termination of employment other than by death or disability, the Plan Participant will have no more than three months after such termination during which the Plan Participant shall be entitled to exercise the option, unless otherwise determined by the Plan Administrator. Upon termination of employment of a Plan Participant by reason of death or permanent disability, such Plan Participant's options remain exercisable for one year thereafter to the extent such options were exercisable on the date of such termination.

        Options under the Plan must be issued within 10 years from the Plan's effective date which is September 22, 1998. Incentive stock options granted under the Plan, cannot be exercised more than 10 years from the date of grant. Incentive stock options issued to a 10% Stockholder are limited to five-year terms. All options granted under the Plan provide for the payment of the exercise price in cash or by delivery to us of shares of Common Stock having a fair market value equal to the exercise price of the options being exercised, or by a combination of such methods. Therefore, a Plan Participant may be able to tender shares of Common Stock to purchase additional shares of Common Stock and may theoretically exercise all of such Plan Participant's stock options with no investment.

        As of November 19, 2002, the Company has issued options to purchase 1,595,000 shares of Common Stock under the Plan, which includes grants to (1) the Chief Executive Officer and President for options to purchase 250,000 shares of Common Stock, (2) other executive officers for options to purchase 215,000 shares of Common Stock, (3) employees for options to purchase 297,500 shares of Common Stock, and (4) four outside directors for options to purchase a total of 832,500 shares of Common Stock. As of such date, options to purchase 317,500 shares of Common Stock have been issued to two directors outside of the Plan. As of November 19, 2002 options to purchase 362,500 shares were exercised pursuant to the Plan and 347,141 shares of Common Stock were issued to the participants as a result of exercising their options. The difference between the number of shares issued and the number of options exercised was attributable to the "cashless" exercise of options by participants.

        Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by us become available again for issuance under the Plan. As of November 19, 2002 there are 84,167 such shares available.

401(k) Savings Plan

        In fiscal 1996, the Company adopted a 401(k) savings plan whereby participants can elect to defer up to a specified maximum of their compensation and we will match their contribution up to 3% of the employee's base salary. For the year ended December 31, 2001, the Company contributed $29,500 to the plan and for the year ended December 31, 2000, the Company contributed $21,800 to the plan.

Employment Agreements

Steven M. Saferin

        The Company's wholly-owned subsidiary, MDIP, entered into an employment agreement with Mr. Saferin, guaranteed by the Company, which expires on the later of August 8, 2002 or three years from the date it first files a registration statement with the SEC registering all of the shares of common or preferred stock owned by Mr. Saferin, and the Company's shares are being traded on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market. See "Description of Business—Risk Factors—Dependence on Key Executive." Pursuant to his employment agreement, Mr. Saferin received an annual base salary of $300,000, which may be increased each year in an amount between 5% and 10% of the salary of the immediately preceding year. In addition, Mr. Saferin is entitled to a bonus equal to 2% of the gross revenues, up to a maximum amount of $335,000 over the term of the agreement. Mr. Saferin has waived his bonus under this agreement for the years ended December 31, 2000 and December 31, 1999. The employment agreement is terminable by MDIP for "good cause" and by Mr. Saferin for "good reason" upon the occurrence of certain events. In the event that MDIP terminates Mr. Saferin's employment without "good cause" or Mr. Saferin resigns for "good reason," MDIP shall pay an amount equal to the present value sum of the salary fixed at the salary rate on the date of termination or resignation which Mr. Saferin would have received through August 7, 2002 had his employment not been terminated. The agreement does not contain any terms regarding non-competition after the termination of Mr. Saferin's employment. The Board increased Mr. Saferin's salary to $400,000 per annum in January 2002.

Kenneth M. Przysiecki

        MDIP, Mr. Saferin and the Company entered into an employment agreement with Mr. Przysiecki, as amended, renewable yearly on October 1 of each year. Pursuant to his employment agreement, Mr. Przysiecki receives an annual base salary of $165,000. Mr. Przysiecki is entitled to a bonus equal to 0.25% of all trade revenue. Mr. Przysiecki's employment may be terminated by him or MDIP at any time upon sixty days' prior written notice. However, upon a change of the majority ownership of MDIP, death, disability, or in the event Mr. Przysiecki is terminated by MDIP, then Mr. Prysiecki shall be entitled to receive as severance pay an amount equal to one year of Mr. Przysiecki's current base salary, plus any incentive compensation earned by Mr. Przysiecki prior to the date of change of majority ownership, death, disability or termination. In addition, pursuant to Section 4(b)(ii) of the agreement, in the event that during the term of Mr. Przysiecki's employment, there occurs either (i) a sale of all or substantially all of the assets of MDIP (an "Asset Sale"), (ii) the sale by Mr. Saferin of more than one-half of all of the capital stock owned by Mr. Saferin in MDIP, or (iii) a merger or consolidation to which MDIP is a party with a party other than another entity controlled by Mr. Saferin, then Mr. Przysiecki shall be entitled to an additional bonus in an amount equal to either (X) five percent (5%) of the gross cash consideration received by MDIP in any Asset Sale or (Y) in the event of a transaction described in (ii) or (iii) above, five percent (5%) of the cash consideration received by Mr. Saferin in connection with the transaction.. The employment agreement also provides that Mr. Przysiecki will not compete with MDIP in North America for eighteen months after the termination of his employment. A state court, however, may determine not to enforce such non-compete clause as against public policy.

Certain Relationships and Related Transactions

        Many of the following transactions occurred before, or as a result of, the reverse mergers of MDIP and MDIM with and into the Company in August 1997.

        Since August 1994, the Company's wholly-owned subsidiary, MDIP, has retained 1010 Productions, Inc. ("1010") to consult in the areas of trade show activities, software development,

systems design, purchasing and product fulfillment. The president and sole stockholder of 1010 is Linda Kesterson Saferin, spouse of Steven M. Saferin, and former employee, officer and director of MDIP. 1010 is currently paid $10,000 per month as an allowance plus expenses and has been retained until December 31, 2003 pursuant to its current consulting agreement with the Company. The 1010 Consulting Amendment No. 2 is described under Item 3 to the Company's Schedule 14d-9 to which this Information Statement is Annex B.

        A family member of the Company's President and Chief Executive Officer was paid a total of $37,815 for the nine months ended September 30, 2002 and $43,308 for the year ended December 31, 2001 for consulting services rendered to the Company on a "per hour" basis.

        In September 2001, the Company began leasing a house owned by our President and Chief Executive Officer. The facility was used by the Company's sales and marketing personnel when attending meetings at the Company's headquarters in Hartford. The month-to-month lease provides for a monthly rental of $2,500. Total rent paid under this agreement for the nine months ended September 30, 2002 was $15,000 and $10,000 for the year ended December 31, 2001. This lease was terminated in June 2002.

        As a result of the reverse mergers of MDIP and MDIM with and into the Company in August 1997, the Company executed a promissory note to Agostino T. Galluzzo in the principal amount of $27,000. The note has an annual interest rate of 10% (which started on December 7, 1997) and will be paid in thirty-six equal monthly installments (beginning September 1998). The final payment on this note was in late 2001. Mr. Galluzzo was a minority stockholder of MDIP and MDIM. In addition, Mr. Galluzzo received 433,876 shares of the Company's Common Stock in such mergers.

        Fineman & Bach, P.C., a Philadelphia, PA law firm that S. David Fineman, one of the Company's directors, is associated with, from time to time does legal work for the Company. Fineman & Bach was paid $90,200 and $15,000 for the years ended December 31, 2001 and 2000, respectively, and was paid $29,680 for the nine months ended September 30, 2002.

        Tulip Media Ltd., a Los Angeles, CA entertainment company that Todd Leavitt, one of the Company's directors, is associated with, from time to time does work in the entertainment field for the Company. Tulip Media was paid $8,400 and $0 for the years ended December 31, 2001 and 2000, respectively, and has not received any payments from the Company in 2002.

        In October 1999, William G. Malloy was invited to join the Board. Mr. Malloy was President and Chief Executive Officer of Scientific Games International, Inc. which executed a strategic alliance with the Company. In connection with such alliance, Scientific Games purchased a $750,000 convertible subordinated debenture from the Company. In addition, Steven M. Saferin sold 333,333 shares of Common Stock held by him to Scientific Games International, Inc. Scientific Games Holdings Corp., including its Scientific Games, Inc. subsidiary, was acquired by Autotote Corporation on September 6, 2000. Mr. Malloy was a consultant to Scientific Games Corporation pursuant to a consulting agreement until its expiration in September 2002. Prior to the expiration of his consulting agreement, Mr. Malloy had recused himself from that portion of Board activities related to the negotiations with Scientific Games.

        On January 19, 2000, Steven Saferin exchanged a portion of his stock for a note held by a third party and made by the Company with a remaining principal of $316,038. The note bears interest at 8% per annum and is payable in monthly installments of $14,300. There was a remaining balance of $14,199 owed as of December 31, 2001. There currently is no remaining unpaid balance.

        On May 31, 2000, Steven Saferin loaned the President and Chief Executive Officer of The Lottery Channel, Inc. $108,000 personally for the operational needs of The Lottery Channel and to facilitate the then proposed merger between the Company and The Lottery Channel, Inc. Mr. Saferin received a promissory note bearing interest of 11% per annum. This note was forgiven as part of the settlement with The Lottery Channel in which The Lottery Channel and the Company dismissed their claims against each other. Mr. Saferin and Mr. Ach dismissed their claims against one another also. Mr. Saferin has not been reimbursed for the $108,000.

        On September 1, 2000, Steven Saferin loaned the Company $260,000 and received a note payable on demand, bearing interest at a rate of 10% per annum. On September 8, 2000, as part of a loan transaction, the note was replaced with a note secured by substantially all of our assets, payable on January 31, 2001, which bears interest at a rate of 10% per annum. The maturity date of this note was extended into 2002 and the note was paid in full in 2002.

        From October 14, 2000 to August 6, 2001, Jonathan D. Betts served as the Company's Executive Vice President of Finance. Mr. Betts is a principal of Venture Partners, Ltd., a firm that has provided financial consulting to the Company. During 2001, the Company paid Venture Partners $149,700 in consulting fees. During the same period in 2000, Venture Partners, Ltd. was paid $210,000 and received warrants to purchase 807,000 shares of the Company's Common Stock at exercise price of $0.88 per share. During the nine months ended September 30, 2002, the Company paid Venture Partners, Ltd. $59,300.

        Steven M. Saferin is entitled to a commission equal to 2% of the Company's gross revenue, pursuant to his employment agreement. Mr. Saferin waived the right to approximately $293,200 and $99,500 of commissions for the years ended December 31 2001 and 2000, respectively.

        On June 1, 1998, Steven M. Saferin guaranteed the Company's $500,000 performance bond provided to the Wisconsin lottery. This bond was reduced to $200,000 in 2002.

        On March 20, 2001 Steven M. Saferin guaranteed the Company's $742,800 performance bond provided to the California lottery. The game has subsequently ended thereby eliminating the need for the performance bond.

        On April 2, 2002, the Board resolved to reimburse Steven M. Saferin for his expenses relating to the transaction with Scientific Games upon certain conditions.

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation
  Item 5. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE
ANNEX A
ANNEX B